As filed with the Securities and Exchange Commission on February 23, 2001
                                                 File No. 0-32105




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB/A
                   General Form For Registration of Securities
            of Small Business Issuers Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934


                            RED BELL BREWING COMPANY
             (Exact Name of Registrant as Specified in its Charter)


 PENNSYLVANIA                                            23-2729103
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of organization)


                           3100 WEST JEFFERSON STREET
                      PHILADELPHIA, PENNSYLVANIA 19121-3508
              (Address of principal executive offices and zip code)


                                 (215) 235-2460
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, NO PAR VALUE                 OTC ELECTRONIC BULLETIN BOARD
(Title of each Class to be registered)     (name of each Exchange onto which
                                           each class is to be registered)

PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         Red Bell Brewing Company, a Pennsylvania corporation ("Red Bell"), was founded on June 29, 1993 by James R. Bell, President and Chief Executive Officer, and James T. Cancro, Director of Brewing Operations. Red Bell's objective is to operate and continue to open in the future high profile, strategically located brew pub locations featuring its own beer as well as to increase awareness for case and keg beer sales to wholesale distributors and retail locations. Red Bell produces its speciality draft products in its technically advanced main brewery, in historic Brewerytown, in Philadelphia, Pennsylvania, as well as in its brew pub.

         Red Bell currently produces ten styles of beer year round, marketed under distinct brand names. Our flagship brands are Philadelphia Original Lager and Philadelphia Traditional Irish Amber. Our other principal products include Philadelphia Black & Tan, Red Bell Cherry Stout, Philadelphia Original Light, Lemon Hill Wheat, American Pale Ale, Red Bell Heffe-Weizen, Ahopalypse Now
(IPA), and Wee Heavy Scottish Ale. Red Bell markets its hand-crafted ales and lagers through a third party independent distribution network. We sell beer in cases and kegs on a wholesale basis.

         In addition to our main brewery, Red Bell, since 1996 has operated through its wholly-owned subsidiary, the Red Bell Brewery & Pub Company, a smaller scale micro brewery (known as a brew pub) in the First Union Center in Philadelphia, Pennsylvania. The brew pub is operated under an agreement with ARAMARK Leisure Services, Inc. (ARA). The First Union Center location features high quality, moderately priced food along with 8 styles of our distinctive micro brewed beer. The brew pub is open during all events (professional hockey, professional basketball, indoor lacrosse, wrestling, concerts, ice skating, conventions, etc.)at the First Union Center.

         In addition, we have licensed the Red Bell name to four brew pubs located at Veteran's Stadium in Philadelphia, Pennsylvania, which feature our beer. Three of these brew pubs have been operating since 1996 and the other since 1999. In January 2001, our contracts expired for these locations. We anticipate that our contracts will be renewed on a year-to-year basis commencing with the opening of the professional baseball season in April 2001. These locations were open during all events (professional football, professional baseball, soccer, concerts, etc.) held at Veteran's Stadium.

         On January 20, 1999, our subsidiary, Red Bell Brewery and Pub Company-State College, Inc. ("Red Bell-State College") was incorporated in Pennsylvania in order to develop and operate a restaurant and brewery in State College, Pennsylvania, in close proximity to the Pennsylvania State University ("PSU"). In 1999 as we entered into a five year lease agreement for approximately 9,000 square feet and the lease term commenced June 1999. Although we have purchased and obtained the required Pennsylvania liquor licenses required to operate the proposed brew pub, we have not obtained the additional financing required to purchase the necessary brewing and restaurant equipment and to construct improvements. We anticipate that we must obtain financing in the amount of approximately $1,800,000 in order to open the facility. In October 2000, our landlord commenced a legal action against us in order to recover the past due rents of $117,703. In December 2000, we agreed that the landlord could enter a judgment against us in the amount requested. We also agreed that if we did not satisfy the judgment by February 6, 2001, the landlord could take possession of the premises. Although we did not satisfy the judgment by this date, the landlord has not taken possession of the premises. We are currently attempting to have the judgment satisfied or to work out satisfactory payment arrangements with the landlord. If our landlord would take possession of the premises we would lose the site and would not be able to open the brew pub and management would pursue alternative locations.


         We currently generate substantially all of our revenues through the sale of keg beer to our high profile brew pubs, and through sales of our keg beers and cases to wholesalers and retail locations, and through management fees and commissions earned at our First Union Center and Veteran's Stadium locations. None of our revenues are attributable to sales of food. During 1999, we sold a total of 151,357 gallons of beer, and earned the following revenues:

                  * $170,000 from keg beer sales and $14,291 from management fees in connection with the First Union Center brew pub;

                  * $74,495 from keg beer sales and $93,947 from commissions in connection with our Veteran's Stadium brew pub locations;

                  * $51,058 from keg beer sales and $28,769 from commissions in connection with our former brew pub located at the Philadelphia International Airport; and

                  * $106,291 from sales of keg beer and cases to wholesalers and retail locations.

         From inception through September 30, 2000, Red Bell has incurred cumulative losses of $7,636,301. During the years ended December 31, 1999 and 1998, Red Bell has incurred losses of $1,671,045 and $1,144,951, respectively. Further, as of September 30, 2000, we had a stockholder's deficit of $2,648,705, and a working capital deficit of $6,050,754. We have not been able to pay our debts as they become due. As a result, Red Bell's independent auditors have included an explanatory paragraph in their report on our December 31, 1999 consolidated financial statements raising doubt about our ability to continue as a going concern.

INDUSTRY BACKGROUND

         Our brewery operations are part of the relatively small craft brewing segment of the United States brewing industry. The industry includes regional specialty brewers and brew pubs such as Red Bell, contract brewers, and micro breweries. Craft beers are distinguishable from other domestically produced beers by their fuller flavor and adherence to traditional European brewing styles.

         According to Modern Brewery Age (March 27, 2000 Edition), beer sales moved up a notch in 1999, the first intimation that the beer industry is on the cusp of a long awaited demographic upsurge. Domestic barrelage rose 1.24% to an estimated 179,800,000, and imports rose 9.03% to 17,790,000. Exports dropped 9.73%, to 5,100,000, as United States brewers shifted more volume to licensed production abroad. According to Modern Brewery Age (September 13, 1999 Edition) the overall beer market is expected to increase 28% by 2010, but the high-priced segment is expected to more than double which could take it to 18.9% of the overall market from just over 11% today. With the combination of overall market growth the volume of high-priced beers is expected to go from 21.6 million barrels in 1998 to almost 47 million barrels by 2010.

         The greatest number of breweries in the craft segment is, and will be, brew pubs. As of December 31, 1999, there were more than 900 of them producing about 700,000 barrels of beer annually. While the craft segment volume growth has slowed significantly, the number of craft breweries in the United States has grown dramatically, from 627 at the end of 1994 to approximately 1,400 as of December 31, 1999.

         At the turn of this century, the United States brewing industry was comprised of nearly 2,000 breweries, most of which were small operations that produced distinctive beers for local markets. Fewer than 1,000 of these breweries reopened following Prohibition. During the ensuing decades, competition in the beer industry has narrowed product offerings. Reasons for the reduction in the types of beer offered include:

         * efforts to market to the broadest possible segment of the population;

         *        economies of scale;

         *        mass production techniques;

         * lowered costs and lightened flavor profiles which use less barley and more corn, rice and other adjuncts;

         *        pasteurization processes which prolong shelf-life; and

         * national marketing of a few major brand names through mass-media advertising.

         As a result of these competitive factors, extensive industry consolidation has occurred. Currently, according to industry sources, the five largest domestic brewers account for approximately 90% of domestic beer shipments.

         By the early 1980s, annual domestic consumption of beer produced by United States brewers had plateaued at approximately 180 million barrels. Over the past decade, per capita annual domestic beer consumption has declined slightly, due to increasing health and safety consciousness and the changing tastes, affluence and consumption attitudes of the maturing generation of beer drinkers born after World War II. A growing number of consumers began to migrate away from less flavorful mass-marketed beers toward greater taste and broader variety in their malt beverages, mirroring similar trends in other beverage and cuisine categories.

         Initially, foreign brewers were the principal beneficiaries of these evolving consumption patterns. Even though the principal European, Canadian and Mexican imported beers are also mass-produced, many represent a fuller-flavored alternative to the national brands produced in the United States.

         By the latter half of the 1980s, a substantial new domestic industry segment had developed in response to the increasing consumer demand for fuller-flavored beers. Across the country, a proliferation of regional specialty brewers (annually selling more than 15,000 barrels of craft beer brewed at their own facilities), contract brewers (selling craft beer brewed by a third party to the contract brewer's specifications), micro breweries (selling less than 15,000 barrels per year), and brew pubs (combination restaurant-breweries) emerged to form the craft beer industry. Certain national brewers of mass-produced beers have also sought to appeal to this growing demand for craft beers by introducing their own fuller-flavored products. Also, in recent years imported products from foreign brewers have enjoyed a resurgence in demand and that has contributed to the reduced volume growth in the craft beer segment.

BUSINESS STRATEGY

         Red Bell's business objective is to become recognized as the premier brew pub operator along the eastern seaboard. It is our objective to produce the finest quality craft beers and to serve them with well prepared, moderately priced food which complement our beer product offerings at strategic, event driven, high volume, and high profile locations such as arenas, airports, stadiums, ballparks, and select train stations. We intend to meet this objective by creating a network of brew pubs. These smaller brewery locations are designed to aggressively improve the overall marketing awareness of Red Bell and our fine line of beers.


         Although we currently do not have any agreements to acquire any additional brew pub locations, we are evaluating several potential brew pub locations. We anticipate that the average build out cost for a new brew pub, including the necessary brewing and restaurant equipment, would be approximately $160 per square foot. Based on an 8,000 square foot new brew pub, Red Bell would incur build out expenditures of $1,300,000. Although we do not presently have any available source of financing, we intend to fund our anticipated opening of new brew pubs through the formation of joint ventures with third party financing sources as well as from funds generated by us through sales of our securities. In addition to new locations, we intend where appropriate to expand through the acquisition of existing brew pubs. We anticipate funding these acquisitions through the various alternatives mentioned above as well as by seller financing or issuance of our securities in payment of the purchase price.



         Our business strategy includes the following key objectives:

         * Develop strategic distribution locations. We plan to expand into high profile locations such as arenas, airports, stadiums, ballparks, and select train stations. These locations would serve high volumes of people and would generate customer affinity for Red Bell's beers.

                  Our objective is to open two properties in key strategic locations every 11-14 months to increase revenue, name recognition and to realize efficiencies in marketing, management, purchasing and distribution.

         * Production of High-Quality Craft Beers. Red Bell produces of a variety of distinctive, flavorful craft beers. We brew our craft beers according to traditional European brewing styles and methods, using only high-quality ingredients and technologically advanced brewing equipment. It is our objective to never pasteurize or homogenize our beer or use adjuncts in substitute for all grain.

         * Control of Production in Company-Owned Breweries. Red Bell built, owns and operates its own brewing facilities to optimize the quality and consistency of its products and to achieve the greatest control over its production costs. Red Bell believes its proprietary designs of its brewery equipment and brew pub aesthetics make it truly unique in the market place. Management believes that its ability to engage in constant product innovation and its control over product quality are critical competitive advantages.

         * Brewery in each brew pub. To the extent there is adequate space at a particular location and subject to the applicable laws of a location, we intend to install a brewery in each of our brew pubs. By locating small scale breweries in each brew pub and restaurant, in direct proximity to our key customer markets, Red Bell believes it would be able to enjoy distinct competitive marketing and production advantages, including eliminated or shortened delivery times which maximize product freshness, reduced shipping costs, established consumer identification with our brands, and direct marketing to our customers.

         * Hire dedicated, highly-motivated employees. At Red Bell, we know that a company is only as good as the employees who comprise it. We place a great deal of emphasis on hiring the right people, and creating an environment which allows them to thrive. We believe that the quality and training of our employees are significant factors to our future success.

PRODUCTS

         Red Bell produces a variety of distinctive craft beers ranging in color from light to dark. All of our beer is brewed in accordance with the German purity law, Reinheitsgebot, which stipulates that all beer is made from four traditional ingredients: water, hops, yeast and malted barley. Within this tradition, each Red Bell beer exhibits unique properties of color, richness, bitterness, and aroma, creating a special signature for each beer. In order to maintain full flavor, our beer is not pasteurized or homogenized. We never use adjuncts in substitute for all grain.

         We currently produce 10 principal brands, each with its own distinctive combination of flavor, color and clarity:

         * Philadelphia Original Light. A classic American light lager. Light bodied, clean tasting pale straw in color with a light crisp finish.

         * Lemon Hill Wheat. American style wheat brewed with 50 percent wheat malt for a light crisp tangy finish. Low bitterness with a refreshing citrus flavor.

         * Philadelphia Original Lager. A golden colored German style lager. A medium-bodied malt emphasized beer with relatively low bitterness.

         * Philadelphia Irish Amber. Copper colored English Ale with strong hop aroma and flavor. This ale is full-bodied with a residual malt sweetness.

         * Red Bell Heffe-Weizen. Golden German style wheat beer brewed with 60% malted wheat and authentic Bavarian yeast. Served unfiltered which contributes to a spicy and fruity taste with aromas of bananas and cloves.

         * American Pale Ale. Medium-bodied pale ale with generous additions of American hops (cascade) to produce a somewhat fruity and floral finish.

         * Black Cherry Stout. Dark, dry full-bodied stout brewed with six different types of malts and black cherries with overtones of bitter sweet chocolate and licorice.

         * Philadelphia Black & Tan. A careful blend of our stout and Philadelphia Original lager which results in a slightly roasty crisp drinkable beer not to light, not too heavy.

         * Wee Heavy Scottish Style Ale. Deep brown colored ale with intense malt flavors and a bread like aroma boasting over 100 pounds of English, Scottish and French malts in each barrel. Full bodied with dominant sweet maltiness with big, rich, robust flavor.

         * Ahopalypse Now (IPA). A substantial malt character from the use of five specialty grains resulting in a deep amber color with an intense hop aroma, complex flavor and a hoppy finish.

         In addition, we are constantly developing new products in order to be responsive to changing customer tastes. We believe that our continued success will be affected by our ability to be innovative and attentive to consumer desires while maintaining consistently high product quality.

BREWING OPERATIONS

THE BREWING PROCESS

         Beer is produced from four main ingredients: malt, hops, yeast and water. Malt, the main ingredient of beer, is produced when barley is moistened, allowed to germinate and then dried. The malted barley is then crushed and mixed with hot water and strained, producing a clear amber liquid called "wort". Wort is boiled in the brew kettle and hops are added which add bitterness and variety to the brew. The mixture is then strained and placed in a fermentation vessel where yeast is added and the beer is allowed to ferment. During fermentation, yeast metabolizes the sugars in the wort and produces alcohol and carbon dioxide.

         Upon completion of fermentation, the beer is then transferred to aging tanks where the flavor is developed and matured. The brewing process, from the conversion of raw materials to the serving of beer, is typically completed in 14 to 28 days, depending on the type of beer being brewed. The production schedule for all of our ale products requires a fourteen (14) day cycle. Our lager products requires a twenty-eight (28) day cycle, from brewing through filtration and packaging.

         The production cycle includes the following steps:

         *        Day 1.   Mashing.  Weighed amounts of milled, malted
         barley, a cereal grain that provides the body and color to the beer, are mixed and steeped with hot water in a Mash Tun.
         This serves to extract fermentable and non-fermentable sugars, thus creating a mash. At the end of the mashing process, the sweet, fermentable liquid from the mash, called wort, is run off through screened plates and then transferred into the brew kettle. While the wort is running off, the grain is sprayed with hot water again, a process called "sparing". (This is a process similar to making coffee.) Once the wort run off is completed, the spent grains are given to local farmers for cattle feed or to local mushroom growers.

         * Day 1. Brewing. When the sweet liquid wort transfer is completed, we start the boil, then add fresh hops that provide bitterness and aroma, thus creating the balance and flavor of our beer.

         * Day 1. Clarification. After approximately an hour and one half of boiling, the wort and the spent hops are transferred into a whirlpool. A centrifugal force is created inside the vessel during whirlpooling. This force separates the malt proteins and the spent hops from the wort.

         * Day 1. Cooling. The wort is pumped from the whirlpool through a heat exchanger which rapidly cools the wort. The cool wort is transferred into a fermenter.

         * Day 1. Inoculation. Pure culture lager yeast or ale yeast is added to the wort in the fermenter and the tank is closed up.

         * Days 2-7. Fermentation. Within three to five days, the yeast has metabolized and utilized the sugars from the wort, creating alcohol and carbon dioxide. Our ales are made with a top fermenting ale strain that actually floats to the top of the fermenter. Our lagers are made with a bottom fermenting lager strain that settles during fermentation. When the yeast completely settles it is collected from the tank and used in the next lager or ale brew cycle.

         * Days 5-27. Cooling and Conditioning. At the end of the fermentation cycle, our beer is cooled from its fermentation temperature (between 65-70-F for ales and 58-55-F for lagers) to 32-Fahrenheit. Beer flavors mature during this stage. Our beer is then stored for seven to fourteen days. Isinglass finings are added to aid in the clarification process.

         * Day 14. Filtration for Ales. While under pressure, the beer is transferred through cellulose sheets in a Filter Press in order to remove protein haze and yeast while stabilizing and clarifying the beer. The beer is transferred from the Filter Press into a Serving Tank which is counter pressured, for service directly to draft taps at each bar.

         * Day 28. Filtration for Lagers. Our lager beer remains in the Cellar Tank for an additional fourteen days of fermentation. It is then processed in the same manner as our ale.

         Each of our Red Bell beers has a brilliant look due to the polish filtration process which is selective; removing yeast without stripping the body, flavor or character. All of our beer is processed without preservatives. It is fresh and unpasteurized.

RED BELL BREW PROCESS AND EQUIPMENT

         Our creed is "We will use only the finest, all natural ingredients available to brew our products. Our brewing methods will be standardized, with a rigorous production and quality control program to insure that the product is consistently of superior quality." Our brewing program is supervised by our Director of Brewing Operations, James Cancro.


         Brewing Equipment. Red Bell's technologically advanced main brewery consists of a four step, four vessel, forty barrel brewing system manufactured by Century Manufactures. We have over 1,100 barrels of monthly storage capability (also known as fermentation tanks). An equal portion of both ales and lagers enables us to produce a maximum of 18,000 barrels each year. In addition to our main brewery, our First Union Center brew pub has the capacity to produce approximately 1,900 barrels per year. Our current total production capacity (not including our contract brewer) is 19,900 barrels and during 1999 we produced 5,700 barrels at these locations and 10,700 barrels at all of our brewing locations (including 5,000 barrels produced at our contract brewer). We use our contract brewer to brew substantially all of our most popular beer, Philadelphia Original Lager, because of our contract brewer's ability to brew large batches of beer. This results in substantially lower production costs to us than if we brewed this beer in smaller batches at our main brewery. At all of our breweries, we strive to ensure that every batch of beer is of the highest quality and exact consistency. Our agreement with our contract brewer grants us the right to monitor and review their practices and procedures and to have a representative present at the brewery during production of our beer. We also have the right to preapprove brew batches before bottling.


     Bottling and Kegging. Red Bell packages its craft beers in bottles and kegs which are clearly marked with freshness dates. This is to ensure that our products are consumed at the height of their flavor. Bottled products utilize the latest technology in bottle crowns by using the Zapata Company's "pure seal" cap. This cap prevents oxygen from causing deterioration of the beer's fresh taste. Our beer is naturally carbonated and pasteurized to insure that customers enjoy the full, fresh flavor. The shelf life of our bottled beer is 120 days and the shelf life of our keg beer is 90 days.


         Contract Brewing. In addition to our main brewery, we also utilize a third party brewery to manufacture and bottle our beer.

We believe that contract brewing gives us economic advantages through lower capital and overhead costs per barrel. In addition, the contract brewer bottles substantially all of our beer for us. The contract brewer manufactured approximately fifty percent of our entire beer production during 1999 (5,000 barrels).


     We have entered into a Production Agreement with our contract brewer pursuant to which the contract brewer has agreed to produce up to 10,000 barrels of our product per year. The agreement is for a one year term and automatically renews for successive one year terms unless canceled at any time upon six months notice by either party. While there are no minimum purchase requirements under the contract, if we do not order at least 5,000 barrels during any calendar year, our contract brewer has the right to terminate our agreement upon 3 months' notice to us. James R. Bell, our President, has personally guaranteed our financial obligations under the agreement. We believe that our operations would not be adversely affected by the termination of this agreement because we would be able to obtain another contract manufacturer, if necessary, to produce our beer on a timely basis and under acceptable terms.


         Quality Control. Our main brewery and our brew pub at the First Union Center has an on-site laboratory where our staff supervises on-site yeast propagation, monitor product quality, test products, measure color and bitterness, and test for oxidation and unwanted bacteria. We also regularly utilize independent laboratories for additional product analysis.

     Ingredients and Raw Materials. Red Bell currently obtains all of its malted barley (grain) from two primary suppliers and its premium-quality select hops, grown in the California region, from two competitive sources. We periodically purchase small lots of European hops, which we use to achieve a special hop character in certain of our beers. Red Bell believes that alternate sources of malted barley and hops are available at competitive prices. In order to ensure the supply of the hop varieties used in its products, we enter into supply contracts for our hop requirements. These contracts do not have any fixed or minimum purchase requirements. Since inception, we have cultivated our own yeast supply. We have multiple competitive sources for packing materials, such as bottles, labels, six-pack carriers, crowns and shipping cases.

DISTRIBUTION

         Red Bell offers the sale of beer primarily in four states and the District of Columbia. Our products are distributed through a network of import distributors, as well as by our own personnel in our local markets. Import distributors are larger distributors that typically supply local distributors as well as bars, restaurants and tavern accounts. Favorable consumer demand for micro brewed products and higher profit margins are the two primary factors that contribute to strong interest from import distributors in handling our regional micro brewed products. Our success is dependent upon our ability to maintain and develop our third party distributor, bar and restaurant accounts. In addition to distribution, we intend to solicit our own customer base through on-site visits, cold calling, and mailings in addition to our on premise advertising at our strategic brew pub locations.

MARKETING

         Red Bell's current marketing activity is concentrated in Pennsylvania and New Jersey. Our efforts will be focused on bars, restaurants and retailers of premium beer products in order to obtain shelf and tap space. This will be accomplished by an aggressive one-on-one campaign to familiarize our customers thoroughly with our products and our devotion to service. The micro brewers' market is not for the masses rather it is those consumers searching for something different, something superior, with more flavor and more character.

         Red Bell has designed slogans, logos and trade names for use in radio, television and print advertising. To create additional Red Bell name recognition and customer identification, we will continue to sell t-shirts, sweatshirts and other merchandise featuring the Red Bell name and logo. Distributors and package store locations are provided with point of purchase cards, banners, static stickers and shelf channels. All material will continue to help generate interest from the consumer.

BREW PUB OPERATIONS

FIRST UNION CENTER MICRO BREWERY, PHILADELPHIA, PENNSYLVANIA

         In 1996, Red Bell Brewery & Pub Company entered into an agreement with ARAMARK Leisure Services, Inc. (ARA) to build and operate a micro brewery in the First Union Center, home of the Philadelphia Flyers National Hockey League team and the Philadelphia Seventy-Sixers National Basketball Association team. Our micro brewery, the first of its kind in a major indoor arena, opened in August 1996.

         The agreement is for an initial term of ten years and has two five year renewal terms. ARA has the option to cancel the contract at any time after five years upon payment of a termination fee. Under our agreement with ARA, we generate revenues as follows:

                  * From sales of our keg beer to the brew pub for sale to its customers. Our agreement provides that we shall be the exclusive manufacturer of beer for the First Union Center location.

                  * From per diem fees paid to us as a management supervisory fee for each event during which the brew pub is open.

         We contributed $600,000 towards the development and fit out of the brew pub. These funds were provided to us by a bank and the outstanding balance bears interest at one percent in excess of the bank's prime rate, is payable on demand, and at September 30, 2000 had a balance of $550,000 (exclusive of the credit of $48,059 of restricted cash reflected on our financial statements). Under our agreement with ARA, we are to receive the amount of $75,000 per year during the term of the contract. This payment has been assigned by us to the bank to repay the loan and the current unapplied portion thereof is reflected as restricted cash on our financial statements. Upon the termination of the contract all improvements belong to ARA.

         All non-supervisory personnel at the First Union Center are employees of Red Bell Brewery & Pub Company and ARA has agreed to pay all personnel and payroll costs. We are responsible for maintaining all liquor licenses and manufacturing all beer for the brew pub. ARA has agreed to make all necessary repairs to the brew pub and to maintain the books and records. Upon the termination of the contract all improvements belong to ARA. ARA will retain any operating profits remaining after payment of all operating expenses of the brew pub. Subject to our supervision, ARA operates the food and beverage business of the brew pub. ARA has agreed to promote the Red Bell name in a professional and first class manner.

         Red Bell's First Union Center brew pub provides an on-premise brewery experience that entertains and satisfies our guests. It also assists local bars, restaurants and beer distributors in their efforts to sell our product line. Red Bell's First Union Center brew pub creates consumer affinity for our beers and capitalizes on the growing consumer interest in higher quality, more flavorful, fresh brewed beer. Our Red Bell pub offers a selection of eight to ten distinctive, hand crafted beers ranging in color from light to dark.

VETERAN'S STADIUM, PHILADELPHIA, PENNSYLVANIA

         Beginning in 1996, we have licensed the Red Bell name to Ogden Entertainment Services, Inc. Ogden operates three Red Bell brew pub locations at Veteran's Stadium in Philadelphia, Pennsylvania, and we sell keg beer to Ogden for sale. In addition to the revenues we earn from the sale of our products to Ogden, we receive a commission equal to 40% of all gross sales less expenses. Our agreement with Ogden expired in January 2001.

         In early 1999, Ogden indicated to us that another location was available in Veteran's Stadium but that we would have to pay $40,000 in improvements to fit out the brew pub. RBC Capital, of which our Director of Operations, Robert Huttick, is general partner, agreed to fund these costs. In March 1999, we licensed our name to RBC and RBC entered into a license agreement with Ogden. Pursuant to the license agreement with Ogden, Ogden agreed to operate a Red Bell brew pub and to purchase our beer directly from us at the same price as our three other Veteran's Stadium locations. In addition, Ogden agreed to pay to RBC 40% of the gross sales less expenses from this brew pub location. RBC's contract with Ogden expired in January 2001 and our license agreement with RBC expired at the same time.


         Although our contract for the three brew pubs expired in January 2001, we currently believe that our contract will be renewed on a year to year basis with Ogden commencing in April 2001. RBC also believes that its contract would be similarly renewed and in such event, we would license our name to RBC in accordance with past practice. There are no events at Veteran's Stadium during the period of time commencing upon the expiration of our and RBC's contract
(the final home game of the Philadelphia Eagles in January 2001) and April 2001 (the commencement of the Philadelphia Phillies home season). Ogden has recently requested that we and RBC meet with them to negotiate the new contracts which would commence in April 2001. If these contracts are not renewed, we would lose substantial revenues and this would have a material adverse affect on our ability to conduct business. During 1999, our beer keg sales to these four locations was $74,495 and our commissions earned at the three brew pub locations was $93,947.

         Veteran's Stadium is the home of the Philadelphia Phillies Major League Baseball team and the Philadelphia Eagles National League Football team. The three initial brew pubs opened for business in July of 1996, just prior to the Major League Baseball all-star game and the fourth brew pub opened in April 1999.

COMPETITION

         Brewing industry. The brewing industry in the United States is both highly competitive and highly concentrated. Based upon industry figures of beer sales in 1994, six industrial brewing companies generate approximately 90% of sales. Sales of imported beer account for approximately 5.6% of sales, and the remaining 4+% is divided among several hundred companies, including Red Bell. Our beer is distributed and sold in competition with national, regional, foreign and local brewers. All mass industrial breweries (Budweiser, Miller, Coors, Samuel Adams) and many regional and local breweries have significantly greater financial, production, distribution and marketing resources than Red Bell. The principal methods of competition across all levels are adverting, packaging and price. Within the craft beer segment of the industry, quality, taste and freshness of product are the key competitive factors.

         Although we are a small regional brewer of beer, we view our competition as the larger national domestic beers such as Budweiser, Coors, Samuel Adams, and Miller. At our First Union Center brew pub and at our Veteran's Stadium brew pub locations we are primarily competing with these much larger brewers for the customer's business. We believe that our future growth will be driven by obtaining market share from customers of these larger domestic brewers. At the wholesale and retail level, our pricing is comparable with other high quality, premium brands such as Budweiser and Miller and more attractive than those such as Samuel Adams.

         Restaurant industry. The restaurant industry is intensely competitive. Our brew pub located in the First Union Center competes directly with the Victor's Club restaurant (located in First Union Center) and food vendors primarily on the basis of quality, price, service and atmosphere. Our business is largely dependent upon the success of ticket sales in the First Union Center. In addition, we are affected by changes in consumer tastes, national, regional or local economic conditions, weather conditions, demographic trends, and the type, number and location of competing restaurants and food vendors. Our ability to compete effectively will continue to depend upon our ability to offer high quality, value priced menu items and superior service in distinctive dining environments.

REGULATION

         Red Bell's business is highly regulated at federal, state and local levels. Various permits, licenses and approvals are necessary to manufacture and distribute beer and to operate brew pubs. We are required to comply with licensing requirements imposed by the U.S. Treasury Department, Bureau of Alcohol, Tobacco and Firearms (the "BATF"); the United States Department of Agriculture; the United States Food and Drug Administration; the Pennsylvania Liquor Control Board; state alcohol regulatory agencies in the states in which we sell our products; and state and local health, sanitation, safety, fire and environmental agencies.

         Various federal and state labor laws govern Red Bell's relationship with its employees, including minimum wage requirements, overtime, working conditions and immigration requirements. Significant additional government-imposed increases in minimum wages, paid leaves of absence and mandated health benefits, or increased tax reporting and tax payment requirements for employees who receive gratuities could have an adverse effect on Red Bell's results of operations. Delays or failures in obtaining the required construction and operating licenses, permits or approvals could delay or prevent the opening of new restaurants.

         Management believes that Red Bell currently has all licenses, permits and approvals necessary for its current operations. However, existing permits or licenses could be revoked if we were to fail to comply with the terms of such permits or licenses, and additional permits or licenses could in the future be required for the our existing or expanded operations. If licenses, permits or approvals necessary for our brewery or pub operations were unavailable or unduly delayed, or if any such permits or licenses were revoked, our ability to conduct our business could be substantially and adversely affected.

ALCOHOLIC BEVERAGE REGULATION AND TAXATION

         Our brewery and our brew pub are subject to licensing and regulation by a number of governmental authorities. We operate our breweries under federal licensing requirements imposed by the BATF. The BATF requires the filing of a "Brewer's Notice" upon the establishment of a commercial brewery. In addition, we are required to file an amended Brewer's Notice every time there is a material change in the brewing process or brewing equipment, change in the brewery's location, change in the brewery's management or a material change in the brewery's ownership. Our operations are subject to audit and inspection by the BATF at any time.

         In addition to the regulations imposed by the BATF, our breweries are subject to various regulations concerning retail sales, pub operations, deliveries and selling practices in states in which we sell our products. Our failure to comply with applicable federal or state regulations could result in limitations on our ability to conduct our business. The BATF's permits can be revoked for failure to pay taxes, to keep proper accounts, to pay fees, to bond premises, and to abide by federal alcoholic beverage production and distribution regulations, or if holders of 10% or more of the Company's equity securities are found to be of questionable character. Permits from state regulatory agencies can be revoked for many of the same reasons.

     The U.S. federal government currently imposes an excise tax of $18 per barrel on beer produced for consumption in the United States. However, brewers like Red Bell with an annual production of less than 2 million barrels per year instead only pay a federal excise tax in the amount of $7 per barrel on the first 60,000 barrels of production each year. While we are not aware of any plans by the federal government to reduce or eliminate this benefit to small brewers, any such reduction in a material amount could have an adverse effect on Red Bell. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. It is possible that excise taxes will be increased in the future by both the federal government and states. In addition, increased excise taxes on alcoholic beverages have in the past been considered in connection with various governmental budget-balancing or funding proposals. Any such increases in excise taxes, if enacted, could adversely affect Red Bell.

ENVIRONMENTAL REGULATION OF BREWERY OPERATIONS

     Red Bell's brewery operations are subject to environmental regulations and local permitting requirements and agreements regarding, among other things, air emissions, water discharges and the handling and disposal of waste. While we have no reason to believe the operations of our facilities violate any such regulation or requirement, if such a violation were to occur, our business may be adversely affected. In addition, if environmental regulations were to become more stringent in the future, our operations could be adversely affected.

DRAM SHOP LAWS

     The serving of alcoholic beverages to a person known to be intoxicated may, under certain circumstances, result in the server being held liable to third parties for injuries caused by the intoxicated customer. We have established an employee training program to teach our employees how to identify and reduce this risk. Large uninsured damage awards against Red Bell could adversely affect our financial condition.

EMPLOYEES

         As of September 30, 2000, Red Bell had 11 employees, 6 of whom were full time and 5 part time. Of these employees, 4 work in management and 7 work in our main brewery. Pursuant to our contract with ARA, the non-supervisory personnel working at our First Union Center brew pub are treated as employees of our Red Bell Brewery & Pub Co. subsidiary and ARA pays all personnel and payroll costs. As of September 30, 2000, there were 39 non-supervisory personnel employed at the First Union Center brew pub.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Forward Looking Statements

         Certain statements contained in this Form 10-SB, including, without limitation, statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Red Bell or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

                  * the ability of Red Bell to maintain and/or renew its existing contracts and licensing agreements;

                  * the ability of Red Bell to open additional brew pubs including its proposed PSU location;

                  * the ability of Red Bell to obtain financing for the development and acquisition of any its future brew pubs;

                  * existing governmental regulations;

                  * legislative proposals for reform of the regulation and taxation of the manufacture and sale of alcohol;

                  * competition;

                  * the loss of any significant ability to attract and retain qualified personnel;

                  * the availability and terms of capital to fund acquisitions or the development of new business;

                  * the ability of Red Bell to refinance its existing long- term debt which is currently not being paid when due;

                  * the ability of Red Bell to satisfy the existing judgments against it as well as the outstanding executions on its properties by these judgment holders;

                  * the ability of Red Bell to restructure its debt and/or satisfy its creditors in the event it is not successful in its refinancing efforts.

OVERVIEW

         In 1996, Red Bell entered into an agreement with ARA to build and operate a Red Bell brew pub located in the First Union Center. The brew pub opened in 1996. Our agreement with ARA is for a ten year term with two five year renewal terms. At any time following five years after the commencement of operations of the brew pub, ARA may terminate the agreement upon 60-days notice. In 1996, Red Bell licensed its name to Ogden pursuant to which Ogden operated three brew pubs in Veteran's Stadium through January 2001. In 1999, we licensed our name to RBC Capital. Pursuant to an agreement, commencing April 1999, RBC and Ogden operated another brew pub in Veteran's Stadium through January 2001. The general partner of RBC is Robert Huttick, our director of operations. RBC received 40% of all gross sales at the brew pub less expenses and we sold our beer to Ogden at the same price as the other Veteran's Stadium brew pubs. Our license agreement with RBC expired upon the termination of RBC's agreement with Ogden in January 2001. In 1998, we licensed our name to the tenant who operated a Red Bell brew pub at the Philadelphia International Airport. In May 1999, our license agreement for the Philadelphia International Airport brew pub was terminated by the tenant. In 1998, we licensed our name to the operator of a proposed brew pub to be located at the Reading Terminal Headhouse located in Philadelphia, Pennsylvania. In September 1999, the operator filed for bankruptcy protection and our license agreement was terminated by the operator pursuant to bankruptcy court approval. In 1999, we formed Red Bell Brewery & Pub Co. - State College to develop and operate a proposed restaurant and brew pub in State College, Pennsylvania.

         During the 1998 and 1999 calendar years, substantially all of our revenues were attributable to the following:

         *        sales of keg beer to our First Union Center brew pub.

         *        sales of keg beer to our licensed brew pubs at Veteran's
                  Stadium.

         *        sales of keg beer to our former licensed brew pub at the

                  Philadelphia International Airport.

         * sales of keg beer and cases to wholesalers and retail locations.

         * Commissions and management fees earned at our Veteran's Stadium, First Union Center, and former Philadelphia International Airport locations.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         We incurred a net loss of $1,671,045 during the year ended December 31, 1999. Net sales decreased 29% to $510,913 in 1999, compared to $717,594 in 1998, primarily as a result of the reduction of keg beer sales to a former Red Bell pub located in the Philadelphia International Airport. Our license contract for this location expired in May 1999.

         Excise taxes decreased from $23,912 in 1998 to $18,686 in 1999 as a result of decreases in our beer production from 3,420 barrels in 1998 to 2,670 barrels in 1999.

         Cost of sales decreased as a percentage of net sales from 99% in 1998 to 91% in 1999. This is a result of cost cutting measures taken by management which included reductions in pay taken by employees as well as reduction in our workforce.

         Advertising and marketing expenses decreased to $14,212 in 1999, compared to $53,815 in 1998, primarily as a result of our reducing the supply of our product and personnel at no charge to various charity events.

         General and administrative expense increased 21% to $1,152,363 in 1999 as compared to $955,346 in 1998, primarily attributable to the increase in accounting, consulting, and legal expenses which were incurred during the year in connection with the various legal proceedings involving our former Philadelphia International Airport brew pub and proposed Reading Terminal Headhouse brew pub.

         Interest income remained relatively the same at $33,666 in 1999 as compared to $27,687 in 1998 reflecting imputed interest of 9.5% attributed to the repayment of the advance to customer. Interest expense was $394,799 in 1999 as compared to $333,747 in 1998 reflecting the accrual of interest on our debt obligations. Other income decreased 65% in 1999 to $55,775 compared to $161,311 in 1998, reflecting the receipt in 1998 of $115,000 payment in settlement of a lawsuit. Other income for the period consisted primarily of rental income from tenants in our main brewery building and equipment sales.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         We incurred a net loss of $1,144,951 during the year ended December 31, 1998. Net sales increased 22% to $717,594 in 1998, compared to $585,800 in 1997, primarily as a result of keg beer sales and in 1998 to a former Red Bell brew pub located in the Philadelphia International Airport.

         Cost of sales expressed as a percentage of net sales was 99% in 1998 compared to 121% in 1997. This is a result of efficiency in purchasing our materials and supplies as sell as decreases in payroll.

         Advertising and marketing expenses decreased 56% to $53,815 in 1998, compared to $122,800 in 1997, primarily as a result of significant reduction in our advertising to promote our beer and brew pubs.

         General and administrative expense increased 9% to $955,346 in 1998 as compared to $870,800 in 1997. This is primarily as a result of additional part time employees and increased management expenses.

         Interest income remained relatively the same at $27,687 in 1998 as compared to $36,800 in 1997. Interest expense was $333,747 in 1998 as compared to $312,500 in 1997 reflecting the accrual of interest on our debt obligations. Other income in 1998 was $161,311 compared to $0 in 1997, reflecting the receipt of the settlement referred to above and rental income received from tenants in our main brewery building.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

         We incurred a net loss of $1,315,126 during the nine months ended September 30, 2000, and a net loss of $1,266,822 during the nine months ended September 30, 1999.

         Net sales of $374,385 during the nine month period ended September 30, 2000, were similar to those of $373,532 during the nine month corresponding period of 1999.

         Cost of sales expressed as a percentage of net sales decreased from 96% in 1999 to 94% in 2000. This is a result of continued efficiencies in our purchasing procedures and efficiencies in our workforce.

         Advertising and marketing expenses decreased 45% to $7,057 in 2000, compared to $12,922 in 1999, primarily as a result of reduction in providing free products and personnel at charity events. We do not believe that the reduction in our advertising expenses will adversely impact our business expansion plans to open additional brew pubs. At the present time, we believe that so long as our brew pubs continue to be located at strategic, high impact locations, our beers and brand name would be widely exposed to the public.

         General and administrative expenses declined 26% to $597,153 in 2000 as compared to $802,064 in 1999 attributable to reducing our employee payroll through utilizing part time employees.

         During the nine months ended September 30, 1999, we recorded an impairment loss of $242,794 in connection with the reduction to net realizable value of our bottling line which we are attempting to sell. During the nine months ended September 30, 2000, we further reduced the net realizable value of the bottling line and recorded another impairment loss of $400,000.

         Interest income remained relatively the same at $19,650 in 2000 as compared to $25,271 in 1999. Interest expense was $396,096 in 2000 as compared to $300,580 in 1999 reflecting our increased debt obligations. Other income decreased 16% in 2000 to $43,174 compared to $51,141 in 1999, reflecting the reduction of equipment sales revenues received. Our other income in 2000 consisted of rental income received from tenants in our main brewery building and in 1999 consisted of rental income and equipment sales income.

         Our selling, general, and administrative expenses have been greater than our sales and gross profits resulting in operating losses. We do not believe that we can further reduce our cost structure. In order to generate operating profits, we are attempting to increase revenues and gross profits through various means. These include attempting to locate additional tenants to lease the vacant space at our main brewery, procuring additional wholesale distributors for our beer in additional geographic areas, and to opening additional brew pub locations.

LIQUIDITY AND CAPITAL RESOURCES

         The Company had cash of $86,049 and $450 at December 31, 1999 and 1998, respectively, and cash of $10,913 at September 30, 2000. Red Bell had a working capital deficit of $5,002,937 at December 31, 1999, $4,404,164 at December 31, 1998, and $6,050,754 at September 30, 2000. Due to our failure to make payments on our long-term debt, all of our long-term debt was reflected as a current liability on our balance sheet. Our accounts payable increased from $325,899 as of December 31, 1998 to $919,370 as of December 31, 1999 and to $1,149,120 on
September 30, 2000, and our accrued liabilities increased from $770,615 on December 31, 1999 to $1,215,573 on September 30, 2000 which includes an increase of $380,577 of accrued interest.

         During 1999 net cash of $448,071 was used by operating activities primarily due to the net loss of $1,671,045 offset by the non-cash impairment loss of $242,754 attributable to our bottling line held for sale and non-cash increase in accounts payable and overdrafts of $590,229. The net cash provided by financing activities of $484,760 was attributable primarily to proceeds from term loans of $1,370,632 and $188,630 for preferred stock and $30,623 for sales of common stock offset by the repayment of notes payable of $1,045,459.

         During the first nine months of 2000, net cash of $75,536 was used by operating activities primarily due to the net loss of $1,315,126 offset by the non-cash impairment loss of $400,000 attributable to our bottling line held for sale and non-cash increase in accounts payable and overdrafts of $219,299 and accrued liabilities of $444,958. The net cash used by financing activities of $11,681 was attributable primarily to payment of preferred dividends.

         Red Bell has not been able to pay its long-term debt obligations as they become due, and has not made any significant payment thereon during 1998 and 1999 and during the nine months ended September 30, 2000. In addition, our accrued liabilities have increased from $770,615 to $1,215,573 during the first nine months of 2000. Our accounts payable have increased from $919,370 to $1,149,120 during the first nine months of 2000. Management is currently attempting to refinance our long-term debt, accounts payable, and our accrued liabilities. We are currently in discussions with various potential lending sources. Management also believes that our debt obligations could be satisfied through funds generated by the sales of our equity securities. There can be no assurance that we will be able to obtain any funds from sales of equity securities or debt refinancing from any source. If we are unsuccessful in our efforts, our ability to continue in business will be in large part dependent on the willingness of our creditors to restructure their debt and our repayment obligations. In this regard, we are currently in discussions with several of our creditors regarding exchanging their debt for our equity securities and structuring alternative repayment plans. We believe that we have reduced our operating costs as far as feasible and that future operating profits, if any, will result from increased revenues. If we fail in our efforts to raise additional capital or to refinance our existing debt, our creditors could take appropriate legal action to put us out of business. In such event, any investment in our stock would become worthless.

         With the exception of Foothill Capital, none of our secured lenders have commenced legal action against us to collect the amount due to them. We are attempting to sell our bottling line which secures the debt due to Foothill. While the anticipated net proceeds from the sale would be less than the amount due to Foothill, based on our discussions with Foothill to date, we believe Foothill would accept the net proceeds of the sale in full payment of their debt. Because this bottling line has never been used in our operations, the sale would not affect our operations.

         Our cash flow enables us to finance our day to day business operations. Our cash flow is not sufficient for us to repay our loans or any interest thereon. Our past due accounts payable and accrued liabilities are being paid by us on a case by case basis pursuant to various repayment arrangements. We communicate with our lenders on a regular basis. So long as our creditors do not take legal action against us which could have the effect of putting us out of business, we believe that we can continue to operate for the foreseeable future with the cash generated from our operations.


         In order to partially finance our operations and to pay certain current liabilities, we obtained a loan on October 23, 2000 from CDB Finance Corporation in the amount of $194,000. The loan is payable in five monthly installments of $4,000 with the final payment of $197,766 due on April 23, 2001. The loan bears interest at the rate of 2% per month and has been personally guaranteed by James
R. Bell and Robert T. Huttick. Additionally, as part of the loan, the Company issued 22,000 shares to CDB. The value of these shares of $99,000 based upon the fair market value of the stock will be recorded as additional interest expense over the loan period. The effective interest rate on this loan is 61%. We intend to repay the CDB loan from the proceeds from our refinancing efforts. If we fail to generate sufficient funds from our refinancing efforts, CDB could look to the guarantors, Mr. Bell or Mr. Huttick, to obtain repayment and could foreclose on the stock pledged to CDB by each of them.



         In October 2000, our landlord of our proposed PSU brew pub commenced a legal action against us in order to recover the past due rents of $117,703. In December 2000, we agreed that the landlord could enter a judgment against us in the amount requested. We also agreed that if we did not satisfy the judgment by February 6, 2001, the landlord could take possession of the premises. Although we did not satisfy the judgment by that date, the landlord has not taken possession of the premises. While we are currently attempting to have the judgment satisfied or to work out satisfactory payment arrangements with the landlord, we may lose the site and would not be able to open the PSU brew pub. In such event, management would pursue alternative locations.



         Red Bell-State College borrowed $260,000 from a Red Bell shareholder in March 2000 in order to fund its purchase of the required liquor licenses for the proposed brew pub. The loan bears interest at 10% per annum and is payable on demand. In addition, the note provides that at the time of repayment Red Bell-State College shall pay an additional $100,000 or a total principal amount of $360,000. The effective interest rate on this note is 48%.


         Red Bell has incurred losses of $1,671,045 and $1,144,951 during the years ended December 31, 1999 and 1998, respectively, and cumulative losses since inception through September 30, 2000 amount to $7,636,301. Further, the Company has a stockholders' deficit of $2,648,705 at September 30, 2000.

         As a result of all these factors, Red Bell's independent auditors have included an explanatory paragraph in their report on our December 31, 1999 consolidated financial statements raising doubt about our ability to continue as a going concern. Red Bell believes that funds from additional sales of securities, refinancing of its existing debt, as well as the ability to defer payments of existing obligations, debts, and expenditures, if required, will allow Red Bell to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY.

         Red Bell's executive offices and main brewery are located at 3100 Jefferson Street, Philadelphia, Pennsylvania 19121. The entire building consists of approximately 280,000 square feet, of which 1,250 square feet is used for executive offices, 45,000 square feet for our brewery, 35,000 square feet is rented to third parties, and 198,750 square feet is unoccupied or used for storage. The property is an industrial building, was renovated when it was acquired by Red Bell in 1996, and management believes it is in good condition. The Company is purchasing the building pursuant to an installment sales agreement with the Pennsylvania Industrial Development Authority.

         The brewery premises are subject to six mortgages:

                  * A first mortgage in favor of PIDA. The mortgage secures the installment sales agreement. As of September 30, 2000 the principal amount due was $379,201 which bears interest at 3.75% per annum. The loan has been guaranteed by James R. Bell. The loan is payable in equal monthly installments of $2853 with the final payment due on February 1, 2013.

                  * A second mortgage in favor of the United States Small Business Administration. The mortgage secures a note with a principal balance on September 30, 2000 of $398,000 and bears interest at 6.85% per annum. The loan is payable in equal monthly installments of $3,070 with the final payment due in January 2019. The loan has been personally guaranteed by James R. Bell.

                  * A third mortgage in favor of the United States Small Business Administration. The mortgage secures a note with a principal balance as of September 30, 2000 of $522,000 and bears interest at 5.4% per annum. The loan is payable in equal monthly installments of $6,005 with the final payment due in January 2009. The loan has been personally guaranteed by James R. Bell.

                  * A fourth mortgage in favor of Machinery and Equipment Loan Fund of the Pennsylvania Department of Community and Economic Development. The mortgage secures a note with a principal balance as of September 30, 2000 of $456,770 and bears interest at 3.0% per annum. The loan is payable in equal monthly installments of $6,607 with the final payment due in February 2005. The loan has been personally guaranteed by James R. Bell and Mr. Bell has granted to the lender a second mortgage on his residence.

                  * A fifth mortgage in favor of First Union National Bank in the amount of $393,000. The mortgage secures the installment note to the bank with a principal balance as of September 30, 2000 of $448,024. The note bears interest at 9.5% per annum and is payable in monthly installments of $7,593.62 with the final payment due on February 1, 2004. The loan has been personally guaranteed by James R. Bell.

                  * A sixth mortgage in favor of First Union in the amount of $500,000 which also secures the above installment note.


         We have entered into a lease agreement for our proposed PSU brewery and brew pub. The lease covers 9,309 square feet at 116 South Allen Street, State College, Pennsylvania, located in the first floor of the building in the heart of the town. The lease has a five year term with four five-year renewal terms. The initial term commenced on June 1, 1999 and expires on May 31, 2004. The monthly rental is $10,412 during the initial five year term plus our share of operating expenses and taxes. Our landlord commenced a legal action against us for back rent in the amount of $117,703 and we have consented to the entry of a judgment against us in this amount. In addition, we have agreed that if we do not satisfy the judgment by February 6, 2001, the landlord can take possession of the property. Although we did not satisfy the judgment by this date, the landlord has not taken possession of the premises. We are currently attempting to have the judgment satisfied or to work out satisfactory payment arrangements with the landlord. If our landlord would take possession of the premises we would lose the site and would not be able to open the brew pub and management would pursue alternative locations.


         We own a bottling line which is presently located at our brewery. This bottling line has never been used by us. Our bottling line is subject to a security interest in favor of Foothill Capital Corporation in order to secure our note in favor of Foothill. Foothill commenced a legal action against us for the amount past due of $721,360 and we consented to the entry of a judgment in this amount. We are attempting to sell our bottling line which secures the debt due to Foothill. While the anticipated net proceeds from the sale would be less than the amount due to Foothill, based on our discussions with Foothill to date, we believe that Foothill would accept the net proceeds of the sale in full payment of their debt.

         Our main brewery houses our beer manufacturing equipment. This equipment is subject to four security interests:

                  * A first security interest in favor of the MELF in order to secure its loan to Red Bell.

                  * A second security interest in favor of the SBA in order to secure the $522,000 loan to Red Bell.

                  * A third security interest in favor of the SBA in order to secure the $398,000 loan to Red Bell.

                  * A fourth security interest in favor of First Union in order to secure its installment loan to Red Bell in the principal amount of $448,024.

         In the opinion of management all of the above properties are adequately covered by insurance.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information concerning the beneficial ownership of our Common Stock as of September 30, 2000, by each person known by us to be the beneficial owner of five percent or more of our outstanding common stock, by each director and executive officer of Red Bell, and all directors and executive officers as a group.







Name and Address of                         Amount                              Beneficially
Beneficial Owner                            Beneficially                        Owned Percentage(1)
                                            Owned
James R. Bell
6490 Woodbine Avenue
Philadelphia, PA 19151                      1,590,833(2)                        29.4%


Robert T. Huttick
760 Longstreth Road
Warminster, PA 18974                          219,950(3)                         4.06%


James T. Cancro
927B North Hancock Street
Philadelphia, PA 19123                        148,003(4)                         2.7%

All Directors and Officers
As a Group (5 persons)                      1,958,786                           36.2%

(1) Includes all shares beneficially owned as of September 30, 2000, as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, including: (i) shares owned by a spouse, minor child or by relatives sharing the same home; (ii) shares owned by entities owned or controlled by the named person; and (ii) shares the named person has the right to acquire within 60 days by the exercise of any right or option. Unless otherwise noted, shares are owned of record and beneficially by the same person. In accordance with the foregoing, for purposes of this table, Red Bell had 5,406,213 shares issued and outstanding as of September 30, 2000.

(2) Includes 51,000 shares underlying warrants and 583,000 shares underlying options.

(3) Includes 100,000 shares issuable upon exercise of stock options, 94,000 shares held with his spouse, 300 shares held as custodian for his minor children, and 25,000 shares held by Chrisley Investments of which his spouse is general partner.

(4)      Includes 6,000 shares issuable upon exercise of stock options.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The executive officers and Directors of the Company, as of September 30, 2000, together with their ages and business backgrounds are as follows:


                    Name                           Age                  Position
                    ----                           ---                  --------
James R. Bell                                      35       Chairman of the Board of
                                                            Directors, Chief Executive
                                                            Officer, President

Robert T. Huttick                                  34       Executive Vice President, Chief
                                                            Operating Officer

James Cancro                                       39       Director, Executive Vice
                                                            President, Director of Brewing
                                                            Operations

Stephen J. Bell                                    27       Vice President, Manager of
                                                            Brewing Operations-Head Brewer

Robert White                                       46       Executive Vice President,
                                                            Director of Food and Beverage
                                                            Operations

         Each Director is elected for a one year term and holds office until the expiration of the one year term and until his successor has been elected and qualified. The following is a summary of the business experience of each executive officer and Director. Because there are only two directors, pursuant to our by-laws any action taken by the directors must be unanimous.

         James R. Bell is one of Red Bell's founders and has served as Chief Executive Officer, President, and Chairman of the Board since its inception in June 1993. Prior to co-founding Red Bell, Mr. Bell was a First Vice President of Investments with the firm of Janney Montgomery Scott Inc., a Philadelphia, Pennsylvania investment banking and brokerage company from April 1994 to September 1996. From February 1991 to April 1994, Mr. Bell served as Senior Executive Vice President of First Interregional Equity Corporation, a New Jersey based investment banking firm. From 1988 to 1991, Mr. Bell was an Associate Vice President with Dean Witter Reynolds, Inc. in Philadelphia, Pennsylvania. Mr. Bell received a Bachelor's Degree in Business Administration from Frostburg State University, Maryland.

         Robert T. Huttick joined Red Bell in 1996 and serves as the Executive Vice President and Chief Operating Officer. Mr. Huttick is responsible for overseeing all aspects of operations and management of the main brewery and the First Union Center Red Bell Brewery and Pub. Mr. Huttick supervises and manages the design and construction teams on all Red Bell properties. Prior to joining Red Bell, Mr. Huttick was director of customer service with Lincoln Mercury, from 1986 through 1996. From 1995 to 1996, Mr. Huttick served as President of Ford Motor Company's Parts and Service Directors Association.

         James T. Cancro is one of Red Bell's founders and has served as a Director and as Director of Brewing Operations for our main brewery and our brewpubs since our inception June 1993. Mr. Cancro is responsible for all aspects of our brewing operations including brewing equipments designs, specifications, installation, recipe formulation, and brewing operations. Mr. Cancro has been brewing and formulating recipes for over 12 years and has completed a brewing apprenticeship under Mr. Will Kemper of Dock Street Brewing Company, Philadelphia, Pennsylvania. Mr. Cancro is a certified beer judge with the American Brewers Association. Prior to joining Red Bell, Mr. Cancro served as project manager for Cornell Construction Company, a Delaware Valley based construction firm. Mr. Cancro received a degree in Structural Engineering from Villanova University.

         Stephen J. Bell is the brother of founder James R. Bell. Mr. Bell joined the Company in May 1998, to serve as Vice President and

Manager of Brewing Operations- Head Brewer for both the Red Bell Brewing Company (main brewery) and the Red Bell Brewery and Pub Company (brew pubs). Mr. Bell is chiefly responsible for the day today brewing operations of our owned and/or managed brewery and brew pubs. Since joining Red Bell, Mr. Bell has worked under the supervision of and been trained by our Director of Brewing Operations, James Cancro. Prior to joining us in his current capacity, Mr. Bell held various part time positions with Red Bell for over two years. Mr. Bell holds a Bachelors degree in Political Science and minor in History and Administration of Justice from the University of Pittsburgh.

         Robert White joined Red Bell in December 1998 to serve as Executive Vice President and Director of Food and Beverage Operations for our subsidiary Red Bell Brewery and Pub Company. Mr. White is responsible for the day to day operations of Red Bell owned and/or managed restaurants and brew pubs. Prior to joining us, Mr. White served as the Director of Food and Beverage for Sentry Hospitality III, Ltd. a New York based hotel and restaurant management partnership, from 1996 to 1998. From 1994 to 1996, Mr. White served as Director of Dining Services for Columbia University in New York, where he was responsible for the supervising of all day to day operations of the University Dining Halls, Fast Food concepts, and banquet and catering business. From 1990 to 1995, Mr. White was the owner and operator of the Promenade Restaurant, a high volume restaurant located in Cape May, New Jersey. Mr. White holds a Bachelors degree in Educational Studies from West Chester University.

DIRECTORS' COMPENSATION

         Members of the Board of Directors of Red Bell do not currently receive any cash compensation for serving as a Director.

ITEM 6. EXECUTIVE COMPENSATION.

         The following table sets forth the amount of all compensation paid or accrued by the Company during the calendar years ended December 31, 1997, 1998 and 1999 to the individual acting in the capacity of Chief Executive Officer. No other individual who was serving as an executive officer at the end of these calendar years received salary and bonus in excess of $100,000 in such year.

Name and Position                   Year             Salary Other               Total Compensation
-----------------                   ----             ------ -----               ------------------
James R. Bell
Chief Executive
Officer and President                 1997           $89,999 $0                         $89,999
                                      1998           $89,999 $0                         $89,999
                                      1999           $89,999 $0                         $89,999

EMPLOYMENT AGREEMENTS

         In August 1996, Red Bell and James R. Bell, our Chief Executive Officer, entered into an employment agreement. The agreement has a term commencing September 1, 1996 and extends through December 31, 2001. The agreement is automatically renewed from year to year thereafter unless canceled by Mr. Bell or Red Bell. The agreement provided for an annual base salary of $140,000 per annum. In 1997, Mr. Bell voluntarily agreed to reduce the annual base salary to $89,999. We are not obligated to pay any salary to Mr. Bell in excess of $89,999 under his employment agreement. The agreement requires Mr. Bell to devote his full time and attention to the business and affairs of Red Bell and obligates him not to engage in any investments or activities which would compete with Red Bell during the term of the agreement and for two years thereafter.

         The Company does not have employment agreements with any of its other executive officers.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In 1998, James Bell sold to us 75,000 shares of Common Stock at $4.50 per share for $337,500. Red Bell reflected the amount due as a related party payable on its financial statements and no monies were ever paid to Mr. Bell on the obligation. In 1999, the shares were returned to Mr. Bell and the corresponding obligation canceled.

         As a condition of the $194,000 loan to Red Bell by CDB Finance made in October 2000, Mr. Bell has pledged 500,000 shares of his Common Stock and Mr. Huttick has pledged 122,777 shares of his Common Stock as security for the loan. In addition, each of Mr. Bell and Mr. Huttick has agreed to personally guaranty the loan, provided that Mr. Huttick's liability is limited to $90,000.

         In early 1999, Ogden indicated to us that another location was available in Veteran's Stadium but that we would have to pay $40,000 in improvements to fit out the brew pub. RBC Capital Investments, of which our Director of Operations Robert Huttick is general partner, agreed to fund these costs. In March 1999, we licensed our name to RBC and RBC entered into a license agreement with Ogden. Pursuant to the license agreement between RBC and Ogden, Ogden agreed to operate a Red Bell brew pub and to purchase our beer directly from us at the same price as our other Veteran's Stadium locations operated by Ogden. In addition, Ogden agreed to pay to RBC 40% of the gross sales less expenses from this brew pub location. This is the same commission arrangement which we have with Ogden in our other three brew pub locations. RBC's contract with Ogden expired in January 2001 and our license agreement with RBC expired at the same time.

         As of September 30, 2000, the Company owed Mr. Bell $87,069 and Mr. Huttick $65,397 on account of accrued and unpaid salary. These amounts are reflected as related party payables, and were expensed as operating expenses in the appropriate periods in the financial statements of Red Bell. These related party payables do not accrue interest.

ITEM  8. DESCRIPTION OF  SECURITIES.

         Red Bell is authorized to issue up to 25,000,000 shares of Common Stock, without par value. As of September 30, 2000, there were the following issued and outstanding securities of Red Bell:

                  *        3,400,243 shares of Common Stock.

                  * Options to acquire up to 999,750 shares of Common Stock at an exercise price of $.30 per share which expire May 2005, options to acquire up to 300,000 shares of Common Stock at an exercise price of $2.75 per share (250,000 of which expire in July 2007 and 50,000 of which expire in November 2009), and options to acquire up to 10,000 shares of Common Stock at $4.50 per share which expire in June 2008.

                  * Warrants to purchase up to 89,500 shares of Common Stock at $.30 per share which expire August 2003.

                  * Convertible Subordinated Debentures which are convertible at the option of the holder into 276,000 shares of Common Stock as well as accrued interest thereon which entitles the holders to receive 54,720 shares.

                  * Warrants issuable to the holders of the above Debentures upon conversion thereof to purchase up to 276,000 shares, 230,000 of which are exercisable at $2.00 per share and expire August 2006, and 46,000 of which are exercisable at $2.50 per share and expire September 2006.

         Subsequent to September 30, 2000, Red Bell has issued the following securities:

                  * 22,000 shares to CDB Finance in connection with the loan to Red Bell of $194,000.

COMMON STOCK

         The holder of each share of Common Stock is entitled to one vote on all matters submitted to a vote of the shareholders of Red Bell, including the election of directors. The holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for payment of dividends. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution. The holders of Common Stock do not have any preemptive rights to subscribe for or purchase shares, obligations, or other securities of Red Bell. In addition, the Common Stock is not redeemable, does not have any conversion rights, and the holders thereof are not liable for assessments or further calls.

SUBORDINATED DEBENTURES

         In August 1996, we issued a 5% Convertible Subordinated Debenture in the principal amount of $460,000 to Villars I, L.P. (formerly Red Bell Partners, L.P.). Interest on the Debenture which is payable quarterly, is payable in shares of Common Stock through August 1, 2000 and all payments thereafter are in cash. All principal is due August 1, 2006. The Debenture is convertible into shares of Common Stock at any time prior to maturity at the rate of $2.00 per share. Red Bell has granted to the holder certain registration rights in the event of a public offering of the Common Stock. Upon conversion, the holder shall receive warrants to purchase at any time prior to August 1, 2006, the same number of shares received upon conversion at the conversion price. Any payment of the Debenture is subordinated to prior payment of all indebtedness of the Company to any bank or other institutional lender.

         In September 1996, we issued a 5% Convertible Subordinated Debenture in the principal amount of $115,000 to Villars II, L.P. Interest on the Debenture which is payable quarterly, is payable in shares of Common Stock through September 1, 2000 and all payments thereafter are in cash. All principal is due September 1, 2006. The Debenture is convertible into shares of Common Stock at any time prior to maturity at the rate of $2.50 per share. Red Bell has granted to the holder certain registration rights in the event of a public offering of the Common Stock. Upon conversion, the holder shall receive warrants to purchase at any time prior to September 1, 2006, the same number of shares received upon conversion at the conversion price. Any payment of the Debenture is subordinated to prior payment of all indebtedness of the Company to any bank or other institutional lender.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

         There is presently no public trading market for our Common Stock. Red Bell intends to have the Common Stock listed for trading on the NASD's OTC Electronic Bulletin Board under the symbol RBEL as soon as practicable.

         As of September 30, 2000, there are the following options, warrants or convertible securities outstanding:

                  * Options to acquire up to 999,750 shares of Common Stock at an exercise price of $.30 per share which expire May 2005, options to acquire up to 300,000 shares of Common Stock at an exercise price of $2.75 per share (250,000 of which expire in July 2007 and 50,000 of which expire in November
2009), and options to acquire up to 10,000 shares of Common Stock at $4.50 per share which expire in June 2008.

                  * Warrants to purchase up to 89,500 shares of Common Stock at $.30 per share which expire August 2003.

                  * Convertible Subordinated Debentures which are convertible at the option of the holder into 276,000 shares of Common Stock as well as accrued interest thereon which entitles the holders to receive 54,720 shares.

                  * Warrants issuable to the holders of the above Debentures upon conversion thereof to purchase up to 276,000 shares, 230,000 of which are exercisable at $2.00 per share and expire August 2006, and 46,000 of which are exercisable at $2.50 per share and expire September 2006.

         These shares when and if issued would constitute restricted securities as such term is defined in Rule 144 under the Securities Act of 1933. We have not agreed to register any of these shares for resale by the holders thereof under the 1933 Act. The shares underlying the Convertible Subordinated Debenture and the related warrants are subject to certain registration rights but only following the occurrence of an underwritten public offering of Red Bell's stock.

         We have agreed to register for resale the following shares promptly following the effective date of this Form 10-SB:

                  * The 22,000 shares issued to CDB Finance in October 2000.

         All of our issued and outstanding Common Stock as of September 30, 2000 constituted restricted securities within the meaning of

Rule 144 under the 1933 Act. Assuming compliance with the requirements of Rule 144, 3,399,443 shares are presently eligible for sale thereunder and the remaining 800 shares will be eligible to be resold under Rule 144 in July 2001.

         On September 30, 2000 there were 399 record holders of our Common
Stock.

         The holders of our Common Stock are entitled to receive such dividends as the Board of Directors of Red Bell may from time to time declare out of funds legally available for payment of dividends. Through the date hereof, no cash dividends have been paid on our Common Stock.

ITEM 2.  LEGAL PROCEEDINGS.

         In September 2000, Foothill Capital Corporation commenced a legal action against us and our Chairman, James R. Bell, in the United States District Court for the Eastern District of Pennsylvania. The complaint alleges that we have defaulted under a Promissory Note we made in favor of Foothill and that as of the date of the filing of the complaint, we owe $721,360 to Foothill. Foothill seeks to recover the amount due from Mr. Bell pursuant to a guaranty and surety agreement signed by Mr. Bell. In December 2000, we entered into a stipulation for entry of a judgment in the above amount against us. The debt of Foothill is secured by our bottling line and we are attempting to sell our bottling line. While the anticipated net proceeds from the sale would be less than the amount due to Foothill, based on our discussions with Foothill to date, we believe that Foothill would accept the net proceeds of the sale in full payment of their debt. This bottling line has never been used in our operations.

         In May 1999, we commenced an action in the Court of Common Pleas of Philadelphia County, Pennsylvania, against RBGSC Investment Corp., GS Capital, L.P., Bella's Place, Inc. and an individual for breaches of various agreements between us regarding a former Red Bell brew pub located at the Philadelphia International Airport and a then unopened facility at the Reading Terminal Headhouse. In September 1999, RBGSC filed for voluntary bankruptcy pursuant to Chapter 11 and our action was removed to the United States Bankruptcy Court for the Eastern District of Pennsylvania. The bankruptcy court has entered various orders including the following: affirming RBGSC's rejection of our management contract for the Headhouse location; holding that our licensing and management agreement for the Airport brew pub expired in May 1999 and awarding us $20,269 in back licensing fees; denying our claims to seek to have GS Capital held liable under the contracts pursuant to a piercing the corporate veil theory; and denying our claim for restitution from the defendants. We have appealed these orders to the United States District Court for the Eastern District of Pennsylvania. To date, the District Court has affirmed all of the bankruptcy court orders except for the orders relating to our restitution claim and piercing the corporate veil claim which are still pending.

         In September 2000, we filed an action against the law firm of Buchanan Ingersoll Professional Corporation and one of its partners in the Court of Common Pleas of Philadelphia County, Pennsylvania. The complaint alleges that the law firm and its partner wrongfully represented both RBGSC, GS Capital and their affiliates, and us regarding the various agreements entered into among us referred to above, and subsequently withdrew from representing us and wrongfully continued to represent RBGSC, GS Capital and their affiliates. Our complaint alleges breach of contract, breach of fiduciary duties, negligence, and fraud, and seeks recovery of various damages including punitive damages and damages for the value of the lost leasehold interests in the two brew pubs referred to above. In November 2000, the defendants filed preliminary objections to our complaint which are currently pending.

        In October 2000, the Agostinelli Family Partnership, LLP, our landlord under the lease for our proposed PSU brew pub commenced an action against us in the Court of Common Pleas of Philadelphia County, Pennsylvania. The complaint seeks to recover past due rents under the lease for the premises in the amount of $117,703. In December 2000, we consented to the entry of a judgment against us in the amount claimed due. We also agreed that if we have not satisfied the judgment by February 6, 2001, the landlord would be granted possession of the premises.

         In September 2000, the law firm of White And Williams, LLP entered judgment by confession against us in the Court of Common Pleas of Philadelphia County, Pennsylvania, for $59,179.96 representing legal fees owed by us. On November 28, 2000, the law firm executed on its judgment by among other things, levying on our furniture, fixtures, equipment, machinery and inventory located at our 3100 Jefferson Street premises. We are attempting to work out appropriate payment arrangements with the plaintiff.

         In September 2000, the law firm of Fox Rothschild O'Brien and Frankel, LLP commenced a legal action against us in the Court of Common Pleas of Philadelphia County, Pennsylvania, for legal fees owed by us. In October 2000, a default judgment was entered against us for $49,601. We are attempting to negotiate acceptable payment arrangements with plaintiff.

         In November 2000, pursuant to our agreement, the law firm of Cohen Seglias Pallas & Greenhall entered a judgment against us for $55,227.43 in the Court of Common Pleas of Philadelphia County,

Pennsylvania, representing legal fees due by us. Pursuant to the agreement, plaintiff will not execute on the judgment for 100 days.



ITEM  3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM  4. RECENT SALE OF UNREGISTERED SECURITIES.

         Between January 1998 and through December 1999, Red Bell sold 119,908 shares of Common Stock to forty investors at $4.50 per share. The shares were sold without any general advertising or general solicitation and only to accredited investors as such term is defined in Rule 501 of the Act. The shares were offered and sold pursuant to the exemption from registration set forth in
Section 4(2) of the Act.

         In November 1998, Red Bell granted to the Agostinelli Family Partnership, LLP fully vested options to purchase up to 10,000 shares of Common Stock at $4.50 per share at any time for a period of ten years. The options were issued in connection with the lease agreement for the proposed PSU location. The options were sold pursuant to the exemption from registration set forth in
Section 4(2) of the Act.

         From March 1999 through December 1999, Red Bell- Penn State sold 112,670 shares of Class A Preferred Stock to 23 investors at $1.72 per share for a total of $193,779.08. The shares were offered and sold pursuant to the exemption from registration set forth in Section 4(2) of the Act. The shares earn a cumulative dividend of 10.5% per annum, are entitled to one vote per share, and are to be redeemed no later than four years after issuance at $2.15 per share.

         During November 1999, Red Bell issued fully vested options to purchase up to 25,000 shares of Common Stock to each of two consultants, Martin Spellman and John Conte. The options are exercisable at any time for a ten year period at $2.75 per share. The options were issued pursuant to the exemption from registration set forth in Rule 701 promulgated under the Act.

         In June 2000, Red Bell sold 800 shares of Common Stock to Michael R. Jensen at $4.50 per share. The shares were offered and sold by the Company pursuant to the exemption from registration set forth in Section 4(2) of the Act.

         In October 2000, Red Bell issued 22,000 shares of Common Stock to CDB Finance Company in connection with the loan made by CDB to Red Bell. The shares were issued pursuant to the exemption from registration set forth in Section 4(2) of the Act. Red Bell has granted to CDB certain registration rights in connection with these shares.

ITEM  5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

         Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, State or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

PART F/S    FINANCIAL STATEMENTS

Index to Financial Statements

Audited:

Independent Auditors' Report                                                    F - 1

Consolidated Balance Sheets as of
December 31, 1998 and December 31, 1999                                         F - 2

Consolidated Statement of Operations for
the years ended December 31, 1998 and
December 31, 1999                                                               F - 3

Consolidated Statement of Stockholders'
Equity (Deficit) for the years ended December 31,
1998 and December 31, 1999                                                      F - 4

Consolidated Statement of Cash Flows for
the years ended December 31, 1998 and
December 31, 1999                                                               F - 5

Notes to the Consolidated Financial
Statements                                                                      F - 6

Unaudited:

Consolidated Balance Sheet as of September
30, 2000                                                                        F - 2

Consolidated Statement of Operations
for the nine months ended September 30, 2000
and September 30, 1999                                                          F - 3

Consolidated Statement of stockholders' equity
(deficit) for the nine months ended September 30, 2000                          F - 4

Consolidated Statement of Cash Flows for
the nine months ended September 30, 2000 and
September 30, 1999                                                              F - 5

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
Red Bell Brewing Company and Subsidiaries


We have audited the accompanying consolidated balance sheets of Red Bell Brewing Company and Subsidiaries (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses, has not complied with certain covenants of loan agreements with banks, and has been unable to satisfy its obligations to certain creditors. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans relating to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.


As discussed in note 18 to the financial statements, certain errors in the presentation of preferred stock as of December 31, 1999 were discovered by management of the Company during the current year. Accordingly, the financial statements for the year ended December 31, 1999 have been restated to correct these errors.




October 26, 2000 except for note        /s/ HJ Jump, Scutellaro and Company, LLP
18, as to which the date is
February 15, 2001
Toms River, New Jersey

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                           Consolidated Balance Sheets

                                                         December 31          September 30
                                                      1999          1998          2000
                                                  -----------    ----------   ------------
                                                   Restated                     Restated
                                                                               (Unaudited)
Assets
Current Assets:
  Cash                                            $    86,049           450        10,913
  Cash-restricted                                      48,059           893        48,059
  Trade receivables                                       664         3,012        75,745
  Inventories                                          41,467        47,775        35,202
  Advance to customer-net                              51,200        45,848        37,500
  Prepaid expenses                                     73,161        47,531        51,031
                                                  -----------    ----------    ----------
            Total current assets                      300,600       145,509       258,450
                                                  -----------    ----------    ----------

Property, Plant and Equipment-net                   3,308,668     3,503,301     3,175,746
Assets held for sale                                  600,000       842,754       200,000
Advance to customer, long-term-net                    222,649       281,921       216,699
Other assets                                          111,489       107,672       389,431
                                                  -----------    ----------    ----------

Total Assets                                      $ 4,543,406     4,881,157     4,240,326
                                                  ===========    ==========    ==========

Liabilities and Stockholders Equity (deficit)
Current liabilities:
  Notes payable                                   $   710,000     1,737,227       970,000
  Current portion of long-term debt                 2,719,545     1,367,145     2,719,545
  Current portion of capital leases                     1,540         6,068            --
  Accounts payable                                    919,370       325,899     1,149,120
  Accrued liabilities                                 770,615       695,834     1,215,573
  Related party payable                               182,467       417,500       254,966
                                                  -----------    ----------    ----------
            Total current liabilities               5,303,537     4,549,673     6,309,204

Subordinated convertible notes                        554,307       523,658       569,827
Capital lease, less current portion                        --         7,972            --
Other liabilities                                      10,000        10,000        10,000

Redeemable Preferred stock $1.72 stated value,
  $2.15 redemption amount
  Authorized shares 1,000,000 in 1999 and
  2000 Issued and outstanding shares
  109,670 in 1999 and 112,670
  (unaudited) in 2000                                 193,233            --       206,851

Stockholders' Equity (deficit)
  Common stock, no par value:
  Authorized shares - 5,000,000 in 1999
     and 1998 and 25,000,000 (unaudited)in 2000
  Issued and outstanding shares
    3,399,443 in 1999 3,317,638 in 1998
      and 3,400,243 (unaudited)in 2000              4,785,603     4,759,583     4,780,745

  Accumulated deficit                              (6,303,274)   (4,632,229)   (7,636,301)
  Treasury stock, 75,000 shares
    at cost                                                --      (337,500)           --
                                                  -----------    ----------    ----------
            Total Stockholders'
             Equity (Deficit)                      (1,517,671)     (210,146)   (2,855,556)
                                                  -----------    ----------    ----------

Total Liabilities and Equity (deficit)            $ 4,543,406     4,881,157     4,240,326
                                                  ===========    ==========    ==========



See Accompanying Notes to Financial Statements.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                      Consolidated Statements of Operations


                                                                      Nine Months Ended
                                       Years Ended December 31          September 30
                                          1999          1998          2000          1999
                                      -------------------------    ------------------------
                                                                    Restated
                                                                         (Unaudited)
Gross sales                           $   538,851       745,229       396,724       408,749
Less: returns and allowances                9,252         3,723         2,246         8,561
Less: excise taxes                         18,686        23,912        20,093        26,656
                                      -----------    ----------    ----------    ----------

Net sales                                 510,913       717,594       374,385       373,532
Cost of sales                             467,271       708,635       352,029       358,446
                                      -----------    ----------    ----------    ----------

            Gross profit                   43,642         8,959        22,356        15,086
                                      -----------    ----------    ----------    ----------

Advertising and marketing expenses         14,212        53,815         7,057        12,922
General and administrative expenses     1,152,363       955,346       597,153       802,064
Impairment loss                           242,754            --       400,000       242,754
                                      -----------    ----------    ----------    ----------

  Operating loss                       (1,365,687)   (1,000,202)     (981,854)   (1,042,654)

Interest income                            33,666        27,687        19,650        25,271
Interest expense                         (394,799)     (333,747)     (396,096)     (300,580)
Other income                               55,775       161,311        43,174        51,141
                                      -----------    ----------    ----------    ----------

            Net loss                  $(1,671,045)   (1,144,951)   (1,315,126)   (1,266,822)
                                      -----------    ----------    ----------    ----------

Net loss per common shares -
 basic and diluted                    $      (.49)         (.35)         (.39)         (.37)
                                      ===========    ==========    ==========    ==========

Weighted average common shares -
 basic and diluted                      3,383,513     3,292,601     3,399,799     3,378,647
                                      ===========    ==========    ==========    ==========


See Accompanying Notes to Financial Statements.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

      Consolidated Statements of Changes in Stockholders' Equity (Deficit)

                 For the years ended December 31, 1999 and 1998
            and the nine months ended September 30, 2000 (unaudited)


                                                                                                Total
                                     Common Stock            Accumulated     Treasury       Stockholders'
                                 Shares        Amount          Deficit         Stock       Equity (deficit)
                              -----------------------------------------------------------------------------
                                              Restated        Restated                        Restated
Balance, December 31, 1997      3,283,702    $4,269,368      (3,487,278)           --         782,090

Issuance of common stock-net
  of issuance costs               108,936       490,215              --            --         490,215
Purchase of Treasury stock        (75,000)           --              --      (337,500)       (337,500)

Net loss                               --            --      (1,144,951)           --      (1,144,951)
                               ----------    ----------      ----------      --------      ----------

Balance, December 31, 1998      3,317,638     4,759,583      (4,632,229)     (337,500)       (210,146)
Issuance of common stock-net
  of issuance costs                 6,805        30,623              --            --          30,623
Issuance of Treasury stock         75,000            --              --       337,500         337,500

Accretion of preferred
  stock value                                    (4,603)                                       (4,603)

Net loss                               --            --      (1,671,045)           --      (1,671,045)
                               ----------    ----------      ----------      --------      ----------

Balance, December 31, 1999      3,399,443     4,785,603      (6,303,274)           --      (1,517,671)

Issuance of common stock
  net of issuance cost
       (unaudited)                    800         3,600              --            --           3,600

Preferred stock dividends              --            --         (17,901)           --         (17,901)

Accretion of preferred
  stock value                                    (8,458)                                       (8,458)

Net loss (unaudited)                   --            --      (1,315,126)           --      (1,315,126)
                               ----------    ----------      ----------      --------      ----------

Balance September 30, 2000
 (unaudited)                    3,400,243    $4,780,745      (7,636,301)           --      (2,855,556)
                               ==========    ==========      ==========      ========      ==========


See Accompanying Notes to Financial Statements.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows



                                                                                         Nine Months Ended
                                                          Years Ended December 31          September 30
                                                            1999           1998          2000         1999
                                                         -------------------------    ----------------------
                                                                                      Restated
                                                                                          (Unaudited)
Cash Flows from operating activities
Net loss                                                 $(1,671,045)   (1,144,951)  (1,315,126)   (1,266,822)
Adjustments to reconcile net loss to
    net cash used for operating activities:
      Depreciation                                           202,815       193,396      152,549       152,111
      Accretion of convertible
       debt discount                                          30,649        28,558       15,520        22,986
      Impairment loss                                        242,754            --      400,000       242,754
     Changes in operating assets and liabilities:
            (Increase) Decrease in trade receivables           2,348         2,888      (75,081)       (6,141)
            Decrease in inventories                            6,308        32,225        6,265         4,730
            (Increase) decrease in prepaid
              expenses and other current
              assets                                         (25,630)      (36,831)        (303)         (214)
            (Increase) decrease in other assets               (3,817)      (77,372)       3,884        (5,000)
            Increase in accounts payable
              and cash overdrafts                            590,299       105,199      219,299       494,402
            Increase (decrease) in accrued liabilities        74,781      (247,966)     444,958       258,550
            Increase (decrease) in related
              party payable                                  102,467            --       72,499        75,350
                                                         -----------    ----------     --------    ----------

Net cash used for operating activities                      (448,071)   (1,144,854)     (75,536)      (27,294)
                                                         -----------    ----------     --------    ----------

Cash Flows from Investing Activities:
 Capital expenditures                                         (5,000)      (23,260)      (7,569)       (5,000)
 Proceeds from sale of assets                                     --        40,688           --            --
 Repayment of advance to customer                             87,500        62,500       37,500            --
 Amortization of discount on
  advance to customer                                        (33,590)      (27,309)     (17,850)      (25,184)
                                                         -----------    ----------     --------    ----------

Net Cash provided (used) for Investing Activities             48,910        52,619       12,081       (30,184)
                                                         -----------    ----------     --------    ----------

Cash Flows from Financing Activities:
 Proceeds from borrowings                                  1,370,632       575,963           --            --
 Payments of debt obligations                             (1,045,459)           --           --            --
 Payments of capital lease                                   (12,500)           --       (2,540)       (9,960)
 Preferred dividends paid to stockholders                         --            --      (17,901)           --
 Increase (decrease) in restricted cash                      (47,166)       26,507           --            --
 Proceeds from issuance of preferred stock                   188,630            --        5,160       128,630
 Proceeds from issuance of common stock                       30,623       490,215        3,600        30,623
                                                         -----------    ----------     --------    ----------

Net cash provided (used) by financing activities             484,760     1,093,685      (11,681)      149,293
                                                         -----------    ----------     --------    ----------
Net (decrease) increase in cash
  and cash equivalents                                        85,599           450      (75,136)       91,815

Cash beginning of year                                           450            --       86,049           450
                                                         -----------    ----------     --------    ----------
Cash end of year                                         $    86,049           450       10,913        91,369
                                                         ===========    ==========     ========    ==========

Supplemental disclosure of cash flow information:
Interest payments (net of amounts
  capitalized)                                               311,238       214,328      15,519       224,091
                                                         ===========    ==========    ========    ==========


Treasury stock purchased                                 $        --       337,500          --            --
                                                         ===========    ==========    ========    ==========

Debt repaid with Treasury stock                          $   337,500            --          --       337,500
                                                         ===========    ==========    ========    ==========

License paid with short term note                        $        --            --     260,000            --
                                                         ===========    ==========    ========    ==========

See Accompanying Notes to Financial Statements.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements
                           December 31, 1999 and 1998

Information with respect to the period ended September 30, 2000 is (Unaudited)

1.   Business

     Red Bell Brewing Company and Subsidiaries consist of the parent, Red Bell Brewing Company and its wholly owned subsidiaries, Red Bell Brewing and Pub Company and Red Bell Brewing and Pub Company - State college (Red Bell - State College).

     Red Bell Brewing Company, a Pennsylvania corporation ("the Company") was incorporated in July, 1993, The Company engages in the manufacture, bottling, distribution and sale of beer, primarily in the Mid-Atlantic region. The Company generates its revenues by the sale of its beer to wholesalers, retailers, beer distributors and through royalty and management agreements with brew pubs.

     Red Bell Brewing and Pub Company operates a brewing and brew pub in the First Union Center under an arrangement with Aramark Leisure Services (see note 3). Red Bell - State College was incorporated on January 20, 1999 in Pennsylvania in order to develop and operate a restaurant and brewing in State College, Pennsylvania. All intercompany transactions have been eliminated in consolidations.

     The manufacturing and sale of alcoholic beverages is a business that is regulated and taxed at the federal, state and local levels. The operations may be subject to more restrictive regulations and taxation by federal, state and local governmental agencies than are other non-alcohol related businesses.

2.   Summary of Significant Accounting Policies

     Basis of Financial Statement Presentation

     The financial statements of the Company have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

     The Company had been in the development stage since its inception in 1993 to 1996 and has incurred substantial cumulative losses from its inception through December 31, 1999 amounting to $6,303,274. Losses have continued through September, 2000. The Company's ability to meet its future obligations is dependent upon the success of its products in the marketplace and its ability to raise capital until the Company's products can generate sufficient operating revenues. These factors raise doubt about the Company's ability to continue as a going concern. Management believes that actions presently taken and currently being contemplated will provide for the Company to continue as a going concern. Such actions include the generation of revenues from operations, raising capital through debt issuance and additional sales of Company common stock.

     Interim Financial Information

     The financial statements and disclosures included herein for the nine months ended September 30, 2000 and 1999 are unaudited. These financial statements and disclosures have been prepared by the Company in accordance with generally accepted accounting principles and include all adjustments, consisting of adjustments of a normal and recurring nature, which in the opinion of management, are necessary for a fair presentation of the Company's financial position and the results of its operations and cash flows for these periods.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)


2.   Summary of Significant Accounting Policies (continued)

     Cash

     Restricted cash represents collections of an advance to a customer that is restricted to repayment of a bank loan.

     Concentration of Credit Risk

     The Company's unsecured advance to a customer ($273,849 at December 31, 1999) represents a significant concentration of credit risk.

     Inventory

     Inventory is valued at the lower of cost or market, with cost being based on a moving average method.

     Property, Plant and Equipment

     Property, Plant and Equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives if the assets. All significant additions and improvements are capitalized and repairs and maintenance charges are expensed as incurred.

     Estimated useful lives for the assets are as follows:

                  Building and improvements           30 years
                  Brewing equipment                   13 years
                  Automobiles and trucks              5 years
                  Furniture and fixtures              3-7 years

     Deferred Funding Costs

     Deferred costs consist primarily of financing costs associated with debt financing which are stated at cost. Amortization is provided on a straight-line basis over the life of the associated debt agreement, which approximates the interest method of amortization.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

2.   Summary of Significant Accounting Policies (continued)

     Excise Taxes

     The U.S. federal government currently imposes an excise tax of $18 per barrel of beer produced for consumption in the United States. However, any brewer with production under 2 million barrels per year, which includes the Company, pays a federal excise tax of $7 per barrel on the first 60,000 barrels it produces annually. Individual states also impose excise taxes on alcoholic beverages in varying amounts. The Company records the excise tax as a reduction of gross sales in the accompanying financial statements.

     Net loss Per Common Share

     Basic earnings per share is based on the net loss adjusted for the preferred stock dividends divided by the weighted average number of outstanding common shares for the period. Diluted earnings per share adjusts the weighted average for the potential dilution that could occur if stock options, warrants, or subordinated convertible notes were exercised or converted into common stock. Diluted earnings per share equals basic earnings per share because the effects of such items were anti-dilutive. The impact on adjusted net loss for the year ended December 31, 1999 and the nine months ended September 30, 2000 associated with the preferred stock dividends and accretion of value for purposes of computing net loss per common share was an increased loss of $4,603 and $26,359 in total, and $0 and $.01 a share, respectively.

     Long-Lived Assets

     The Company evaluates the carrying value of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." Historical performance and anticipated future results are considered in assessing potential impairment. When indicators of impairment are present, the recoverability of the carrying value of the assets in question is assessed based on the future undiscounted cash flows expected to result from their use. If the carrying value cannot be recovered, impairment losses would be recognized to the extent the carrying value exceeds fair value. There was an impairment loss in 1999 of $242,754.

     Revenue Recognition

     Revenue from beer sales is recognized upon shipment of product to customers. Sales returns are recorded as a reduction of gross sales. Sales to distributors are COD and inventory is picked up by the distributors at the Company Brewery. Return of product in exchange for like product is available for a short time period. Revenue from commission and management agreements is recognized in accordance with contract terms, which are when the commission is earned on beer sales and when the managed event occurs.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

2.   Summary of Significant Accounting Policies (continued)

     Stock-Based Compensation

     The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations for issuance of stock options to employees. Accordingly, compensation costs for stock options is measured as the excess, if any, of the fair market value of the stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", for employees. The Company has adopted the full provisions of Statement of Financial Accounting Standards No. 123 and related interpretations for issuance of stock and stock options to non-employees.

     Advertising Costs

     The Company expenses advertising costs as they are incurred.

     Impact of Recent Pronouncements

     In fiscal 1999, the Statement of Financial Accounting Standards (SFAS) Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective beginning July 1, 2000 for the Company. The Company does not currently utilize any derivative instruments covered by SFAS No. 133 nor does it hedge any transaction, therefore, no material financial statement impact is expected from the adoption of SFAS No. 133.


     In December 1999, the Securities and Exchanges Commission (SEC) released Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. SAB 101 establishes guidelines in applying generally accepted accounting principles to the recognition of revenue in financial statements based on the following four criteria; persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured. SAB 101, as amended by SAB 101B, is effective no later than the fourth fiscal quarter of the Company's fiscal year ending year 2000. The Company does not believe that the adoption of SAB 101 will have a material effect on its financial position or result of operations.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

3.   Brew Pubs

     During 1996, the Company entered into an agreement with Aramark Leisure services, Inc. ("Aramark") to open and operate a brewery and brew pub in facilities leased by Aramark at the First Union Center entertainment complex in Philadelphia, Pennsylvania. Under the agreement, the Company contributed $600,000 to Aramark to fund construction of the brew pub and receives $75,000 per year from the brew pub's revenues as repayment of the advance. The agreement provides that Aramark has title to the leasehold improvements. Amounts received by the Company under the agreement are restricted to the payment of principal and interest of a related note payable to First Union National Bank. Under the agreement, the Company is required, among other things, to maintain the brew pub's license and supplemental liability insurance and to manufacture and supply beer to the brew pub.

     The agreement has an initial term of ten years and provides the Company with two successive five-year renewal options. However, the agreements would automatically terminate upon termination of Aramark's lease of the facilities or upon other events of default by Aramark. Also, Aramark may terminate the agreement at any time after five years without cause. Upon any of these events, Aramark would be required to pay the Company a termination fee equal to any unamortized balance of the $600,000 contribution (amortized on a straight-line basis over eight years). In the event of default by the Company under the agreement, the Company would receive from Aramark only an amount equal to the fair market value of the brewing equipment located at the brew pub.


     The Company recorded the contribution to Aramark as an advance to customer in the amount of $422,500, based on the brew pub distributions over the eight year contractual amortization period of the contribution discounted at 9.5%. The discount of $177,500 was recognized as a marketing expense in 1996. The unamortized amount of the discount at December 31, 1999 and 1998 was $63,651 and $97,231, respectively ($45,801 unaudited at September 30, 2000). Interest income of $33,580 and $27,687 related to the advance was recognized during the year ended December 31, 1999 and 1998, inclusive of amortization of the discount. ($17,850 unaudited for the nine months ended September 30, 2000).


     The Company also has mobile brew pubs at the Veterans' Stadium entertainment complex in Philadelphia, Pennsylvania. The Company owns the fixed assets, however, the pubs are operated by the vendor who has the concession contract at the stadium. The Company sells beer to the vendor and receives a commission on the retail beer sales from the vendor. There is no contractual commitment by either party, subsequent to January 2001, however, the Company anticipates that the vendor will continue the arrangement.

4.   Inventories

     Inventories consists of the following:

                                              December 31       September
                                            1999       1998       2000
                                          -------     ------   -----------
                                                               (Unaudited)
           Raw Materials and supplies     $30,179     34,153     28,013
           Work in Process                  2,772      7,362      2,079
           Finished Goods                   8,516      6,260      5,110
                                          -------     ------     ------

           Total                          $41,467     47,775     35,202
                                          =======     ======     ======

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

5.   Property, Plant and Equipment

     Property, Plant and Equipment consists of the following:

                                                    December 31         September
                                                  1999        1998        2000
                                                ---------   ---------   ---------
                                                                       (Unaudited)
         Land                                  $  100,328     100,328     100,328
         Building                                 401,312     401,312     401,312
         Building improvements                  2,446,646   2,446,646   2,446,646
         Brewing equipment                        893,683     909,023     896,252
         Automobiles and trucks                    25,896      25,896      25,896
         Furniture and fixtures                    71,046      71,046      71,046
                                               ----------   ---------   ---------
               Total                            3,938,911   3,954,251   3,941,480
              Less Accumulated Depreciation       630,243     450,950     765,734
                                               ----------   ---------   ---------
              Property, Plant and
                Equipment, net                 $3,308,668   3,503,301   3,175,746
                                               ==========   =========   =========

     Included in property, plant, and equipment as of both December 31, 1999 and 1998 was $23,000 in assets held under capital lease. Accumulated amortization as of December 31, 1999 and 1998 related to these assets was $4,100 and $820, respectively.

     Assets Held for Sale

     Assets held for sale consists of bottling equipment purchased in 1998 and 1997, which was previously recorded as construction in progress. The equipment was never placed in service as the Company determined that bottling could be performed more efficiently by a third party. The Company has a plan to sell this equipment. The net realizable value after consideration of the cost associated with the sale is $600,000 based upon an independent appraisal. Therefore, an impairment loss of $242,754 was recorded in 1999. In December of 2000, the Company engaged a broker specializing in bottling equipment. The Company anticipates disposal of the equipment in February of 2001 and expects to realize $200,000 net of disposal cost. As a result of this revised value, the Company has recorded an additional impairment loss of $400,000 for the nine months ended September 30, 2000 (unaudited). Included in long-term debt is a loan of $488,323 as of September 30, 2000, which is secured by the bottling line. Additionally, there is approximately $170,000 of unpaid interest included in accrued expenses as of September 30, 2000. The creditor filed a claim of $721,000 against the Company in December of 2000 for principal, interest and legal costs.

6.   Other assets

     Other assets consist of the following:

                                              December 31           September
                                            1999        1998          2000
                                         ---------    --------    -----------
                                                                  (Unaudited)
         Deferred funding cost           $ 142,819      82,311       142,819
         Less accumulated amortization     (36,330)    (13,586)      (53,388)
                                         ---------    --------      --------

         Net deferred funding costs        106,489      68,725        89,431
         License                             5,000          --       300,000
         Security deposits                      --      38,947            --
                                         ---------    --------      --------

                                         $ 111,489     107,672       389,431
                                         =========    ========      ========


                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

7.   Accrued Liabilities

     Accrued liabilities consist of the following:

                                                    December 31        September
                                                 1999        1998        2000
                                               --------     -------    ---------
                                                                      (Unaudited)
         Independent contractor                $217,500     130,000      217,500
         Interest                               372,980     289,419      753,557
         Taxes other than income taxes          131,887     212,238      177,617
         Other                                   48,248      64,177       66,899
                                               --------     -------    ---------

                       Total                   $770,615     695,834    1,215,573
                                               ========     =======    =========

8.   Related Party Payable

                                                   December 31         September
                                                 1999        1998        2000
                                               --------     -------   -----------
                                                                      (Unaudited)
         Loan to officer for treasury stock    $     --     337,500          --
         Officer loans and deferred salaries    108,467          --     180,966
         Stockholder loans                       74,000      80,000      74,000
                                               --------     -------     -------

                       Total                   $182,467     417,500     254,966
                                               ========     =======     =======

The above payables to related parties bear no interest and have no specific repayment terms.

9.   Subordinated Convertible Notes

                                                    December 31       September
                                                  1999      1998        2000
                                                --------   -------   -----------
                                                                     (Unaudited)
     5% convertible subordinated note due
     August 2006, net of discount of $20,693,
     $51,342 and in 1999 and 1998,
     respectively                               $439,307   408,658     454,827
     5% convertible subordinated note due
     September 2006                              115,000   115,000     115,000
                                                --------   -------     -------

                                                $554,307   523,658     569,827
                                                ========   =======     =======

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

9.   Subordinated Convertible Notes (continued)

     5% convertible subordinated notes of $460,000 and $115,000 were borrowed from a partnership group during 1996. These obligations are subordinate to the Company's notes payable. The notes, or a portion of the notes not less than 25% of the outstanding balance, are convertible after the first anniversary of the notes, at the discretion of the note holders, into units at $2.00 and $2.50 per unit, respectively. Each unit consists of a share of common stock and a warrant to purchase one share of common stock at $2.00 and $2.50 per share, respectively. The warrants expire August 1, 2006 and September 1, 2006, respectively. Interest is to be paid with shares of common stock at the conversion price until August 1, 2000 and September 1, 2000, respectively, after which interest is payable in cash. Accrued interest, payable in common stock, at December 31, 1999 and 1998 was $96,711 and $67,961, respectively, ($113,960 at September 30, 2000, unaudited)

     The Company can repay any portion of the notes after the fourth anniversary of the notes. These two obligations also contain certain "piggyback" and other registration rights related to the stock underlying the convertible notes under certain terms and conditions in their respective agreements. The $460,000 subordinated convertible note has been discounted to reflect the beneficial conversion feature of the debt and the related warrants. The discount is being amortized over the anticipated life of the debt of four years. The carrying value of this debt approximates its fair value.

10.  Notes Payable

     Notes Payable consist of the following:

                                                  December 31           September
                                               1999          1998          2000
                                             --------     ---------    -----------
                                                                       (Unaudited)
     First Union National Bank credit line   $555,000     1,577,227       555,000
     Villars Partnership Demand Note          155,000       160,000       155,000
     Shareholder note payable                      --            --       260,000
                                             --------     ---------       -------

              Total                          $710,000     1,737,227       970,000
                                             ========     =========       =======

     All of the notes are payable on demand. The First Union note is senior to the Company's subordinated notes and bears interest at 1% above the bank's prime rate (9.5% at December 31, 1999). The Villars note is senior to the Company's subordinated notes and bears interest of 10%. The weighted average interest rate on notes payable outstanding as of December 31, 1999 and 1998 was 9% and 8.5%, respectively (20% for 2000). The Company is in violation of covenants related to these notes, and the Villars note has been called.

     The shareholder note was loaned directly to the subsidiary Red Bell - State College to fund the purchase of a liquor license for the proposed brew pub. The loan bears interest at 10% per annum, plus $100,000 on demand. The $100,000 has been included in accrued expenses at September 30, 2000. The effective interest rate on this note would approximate 48%.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)

11.  Long-term debt

     Long-term debt consists of the following:

                                                          December 31       September
                                                        1999      1998        2000
                                                     --------------------  -----------
                                                                           (Unaudited)
     Mortgage payable in monthly
     installments of $2,853, including
     principal and interest 3.75% per
     annum through February, 2013. Secured
     by a first lien on the brewery
     premises and a personal guarantee by
     an officer of the Company.                       $379,201   379,201     379,201

     Mortgage payable in monthly
     installments of $6,607, including
     principal and interest at 3% per
     annum through February, 2005.
     Secured by a junior lien on the
     brewery premises, a personal
     guarantee by an officer of the
     Company, and a $254,000 lien on
     the personal residence of the officer.            456,770   456,770     456,770

     Installment note in monthly
     installments of $14,286 plus interest
     at 2% above the reference rate, as
     defined (18.7% at December 31, 2000
     through August 2001. Secured by
     bottling equipment.                               488,323   485,714     488,323

     9% installment note payable in
     monthly installments of $491 including
     principal and interest through December, 2000.
     Secured by transportation equipment.               13,158    13,158      13,158

     9.30% installment note payable in monthly
     installments of $5,538.55 including principal
     and interest through April 1999 secured by
     equipment.                                         14,069    32,302      14,069

     Installment note payable in monthly
     installments of $7,594 plus interest at
     1% above prime rate (9.5% at December 31, 1999),
     through December, 2003. This note is senior
     to the Company's subordinated notes.              448,020        --     448,024

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)



11.  Long-term debt (continued)

     Long-term debt consists of the following:

                                                 December 31       September
                                              1999        1998        2000
                                           ---------   ---------  -----------
                                                                  (Unaudited)
     5.4% SBA Note payable in monthly
     installments of $6,005, including
     principal and interest through
     January, 2009.                           522,000          --     522,000

     6.85% SBA Note payable in monthly
     installments of $3,070 including
     principal and interest through
     January, 2019.                           398,000          --     398,000
                                            ---------   ---------   ---------
                                            2,719,545   1,367,145   2,719,545
                                            =========   =========   =========

     The Company is in default on all of the above long-term debt, therefore, it has been classified as current liabilities in its entirety.

     Future annual maturities under these obligations pursuant to the loan agreements are:

              Year ending December 31,     2000                       881,081
                                           2001                       360,011
                                           2002                       247,178
                                           2003                       253,780
                                           2004                       184,733
                                           2005 and thereafter        792,762


12.  Redeemable Preferred Stock

     From March 1999 through December 1999, the subsidiary Red Bell - Penn State sold 112,670 shares of Class A Preferred Stock to 23 investors at $1.72 per share for a total of $193,790. The shares were offered and sold pursuant to the exemption from registration set forth in Section 4(2) of the Act. The shares earn a cumulative dividend of 10.5% per annum, are entitled to one vote per share, and must be redeemed four years after issuance at $2.15 per share. Based upon this redemption price, using the interest method, there was an accretion of value in the preferred stock of $4,603 for the year ended December 31, 1999, ($8,458 for the nine months ended September 30, 2000, unaudited). A total of $235,791 and $6,450 would be required to redeem these stocks for the years ending December 31, 2003 and 2004, respectively. The Company may, solely at their option, redeem the stock earlier at the full redemption price under certain circumstances within the control of the Company.



13.  Stockholders' Equity


     The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of capital stock without par value.

     Each Common share is entitled to one vote except in elections of directors, when cumulative voting applies. Cumulative voting entitles each stockholder to a number of votes equal to the shares owned multiplied by the number of directors to be elected. The common shares do not have preemptive rights, are redeemable, do not have any conversion rights, and are not liable for assessments or further calls.

     The holders of common shares are entitled to dividends when and as declared by the Board of Directors from funds legally available. There are certain restrictions on the transfer of shares.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)


13.  Stockholders' Equity (continued)


     Warrants

     In addition to warrants issuable upon conversion of the subordinated convertible notes, the Company has 89,500 Common Stock purchase warrants outstanding. Each warrant entitles its holder to purchase one common share on or prior to August 11, 2003, at a purchase of $.30 per share. Warrant holders do not have the rights and privileges of stockholders. Warrants are not transferable separately from the common stock to which they relate.

     The following summarizes the capital shares reserved for future issuance by the Company:

                                        Year Ended December 31         Nine Months Ended
                                       1999               1998         September 30, 2000
                                    -----------------------------      ------------------
                                                                          (Unaudited)
Stock Options                          999,750           999,750           1,309,750

Warrants issued with initial
  stock sales                           89,500            89,500              89,500
Shares reserved for conversion
  of subordinated convertible
  debentures principal and
  interest                             322,479           308,679             330,720
Shares reserved for non-detachable
  warrants related to convertible
  debentures                           276,000           276,000             276,000
                                     ---------         ---------           ---------

                                     1,687,729         1,673,929           2,005,970
                                     =========         =========           =========

     As of December 31, 1999 the Company had issued or reserved for issuance 87,972 shares of common stock in excess of the amount authorized for issuance by its Articles of Incorporation. In addition, the Company agreed to grant one employee, two independent contractors and the landlord of a future brew pub an aggregate of 310,000 stock option shares. However, the Company could not grant the options until it receives stockholder approval for an increase in the authorized number of shares of common stock.


14.  Stock-Based Compensation


     The Company's 1995 Employee Stock Option Plan ("the Plan") permits the granting of options to purchase one million shares to directors and employees of the Company. The plan is administered by the Board of directors, which generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option granted, including the number of shares covered by the option, the type of options (incentive stock option or non-qualified stock option) and the exercise price (which must be equal to at least the fair market value of the related common stock on the date of grant). All options vest over a period of 5 years and have an overall option term of 10 years from the date of grant.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)


14.  Stock-Based Compensation (continued)


     On May 16, 1995 the Company's Board of Directors granted options to purchase an aggregate of 583,000 and 416,750 shares of common stock of the Company to the President and CFO, respectively at $.30 per share (the estimated fair market value on the date of grant).

     On May 21, 1999 the Board of Directors approved an incentive stock option plan to issue stock of the Company to key employees and managers, who had payroll reductions, at the opening of a registration of the Company's common stock.

     The Long-Term Debt Incentive Plan permits grants of options or equity awards of 250,000 shares. In 1996, the Company agreed to grant one current employee and an independent contractor, who is a stockholder, 100,000 and 150,000 stock options, respectively, at $2.75 per share. In 1999, the Company agreed to grant two independent contractors, who are stockholders, 25,000 stock options each at $2.75 per share, and the landlord of a future brew pub 10,000 stock options at $4.50 per share. However, the Company cannot issue the options until it receives stockholder approval for an increase in the number of authorized shares of common stock. The Company's management and Board of Directors control enough shares to ensure the approval of an increase in the number of authorized shares. The Company approved the increase in the authorized shares to 25,000,000 in February of 2000 (see note 15). Compensation expense of $130,000 and $106,000 was recorded in 1996 and 1999, respectively for the independent contractors and is included in accrued liabilities as of December 31, 1999 based on the fair value of the services rendered to the Company.

     These options vested fully at date of grant and expire after ten years of the grant date.

     A summary of the status of the Company's employees stock options is as follows:

                                                  December 31                          September 30
                                          1999                     1998              2000 (unaudited)
                                 ----------------------   ---------------------    ---------------------
                                    Weighted-average         Weighted-average        Weighted-average
                                 Shares Exercise Price    Shares Exercise Price    Shares Exercise Price
     Options outstanding
      at beginning of period     1,099,750      $.52      1,099,750      $.52      1,099,750      $.52
     Options granted                    --        --             --        --             --      $
                                 ---------                ---------                ---------
     Options outstanding
      at end of period           1,099,750      $.52      1,099,750      $.52      1,099,750      $.52
                                 =========                =========                =========
     Options exercisable at
      end of period                899,800      $.52        699,850      $.52      1,099,750      $.52
                                 =========                =========                =========

     As of December 31, 1999, the weighted average remaining contractual life of the options is approximately 6 years. The options outstanding consists of 999,750 at an exercise price of $.30 and 100,000 at an exercise price of $2.75.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was established at the date of grant using the minimum value option pricing model with the following weighted average assumptions for 1999 and 1998 (and 2000 unaudited), respectively: risk-free interest rates of 6%, a weighted average expected life of the options of 8, 7 and 6 years, respectively, and no dividends.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)


14.  Stock-Based Compensation (continued)


     For purposes of the pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. The Company's pro forma net loss and net loss per share were as follows:

   Net loss attributable to common shareholders:

                                                           1999               1998              2000
                                                       -------------      -------------     -------------
                                                                                             (unaudited)
      As reported                                      $  (1,671,045)        (1,144,951)         (915,126)
      Pro forma                                           (1,713,035)        (1,184,901)         (959,115)

     Net loss per common share (basic and diluted)
        As reported                                    $        (.49)              (.35)             (.27)
        Pro forma                                               (.51)              (.36)             (.28)

     As of December 31, 1999 and 1998 (September 30, 2000, unaudited), the pro forma tax effects under SFAS 109 would not have had a material impact.


15.  Commitments And Contingencies


     The brewery purchased by the Company in November 1995 may be subjected to liens related to obligations of the seller in the amount of $360,000. In connection with a refinancing, the title insurance company obtained an indemnification from the Company, but not a release from civil liability, with regard to such liens. No action has been asserted with respect to the possible liens, and the Company believes that its interest in the property is superior to any such liens.

     The Company is engaged in certain legal and administrative proceedings related primarily to unpaid liabilities totaling approximately $1,003,000. These liabilities are recorded in the financial statements. The ability of the Company to pay these liabilities is dependent upon its ability to continue as a going concern as described in note 2.

     The Company leases certain office equipment under an operating lease with monthly payments of $154 through September, 2003. The Company subsidiary, Red Bell-State College leases space for a future brew pub. The lease is for a five-year term beginning June 1, 1999, with renewal options for four additional five-year periods. In addition to the base lease payments, the Company has to pay a proportionate share of common area maintenance charges. Rent expense was $72,884 in 1999 and $93,708 in 2000 (unaudited). The following represents the minimum lease payments over the remaining life of the lease.

                  For the year ending December 31,     2000        $110,544
                                                       2001         114,000
                                                       2002         121,772
                                                       2003         132,998
                                                       2004          69,954


16.  Significant Customers


     The Company distributes its products through a distribution network to retailers and wholesalers such as liquor, wine and beer stores, restaurants, taverns, pubs, bars and sports arenas/complexes. The Company is dependant upon the brew pubs at the sports arenas to sell the Company's beers and to assist the Company in creating demand for, and promoting market acceptance of the Company's products. If a significant contract or arrangement were to be terminated or discounted, or decrease the level of orders for the Company's products, the Company's business would be adversely affected until the Company retained replacements. Three customers accounted for 22%, 12% and 11% of the Company's gross sales for the year ended December 31, 1999, (22%, 17% and 11% for the nine months ended September 30, 2000, unaudited). One customer accounted for 16% of the Company's gross sales for the year ended December 31, 1998.

                    RED BELL BREWING COMPANY AND SUBSIDIARIES

                   Consolidated Notes to Financial Statements

                           December 31, 1999 and 1998
 Information with respect to the period ended September 30, 2000 is (Unaudited)


17.  Income Taxes



     At December 31,1999, the Company has net operating loss carryforwards (NOL) of approximately $5,950,000 for federal and state income tax purposes that begin to expire in 2010 for federal tax purposes and 2005 for state tax purposes.


     Realization of the net deferred tax asset at the balance sheet date is dependent on future earnings, which are uncertain. Accordingly, a valuation allowance of $2,205,000 has been established to offset the net deferred tax assets related to the NOL carryforward and other items as realization of such amounts is not reasonably assured. During the year ended December 31, 1999, the valuation allowance increase was primarily related to the increase in the net operating loss carryforwards.

     Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the basis used for income tax reporting purposes. Significant components of the Company's tax assets and liabilities are as follows:

                                                      December 31               September
                                                 1999             1998            2000
                                              -----------      ----------      ----------
                                                                               (Unaudited)
     Deferred tax assets:

         Net operating loss carryforwards     $ 2,300,000       1,690,000       2,746,000
         Accruals                                  82,000          52,000         127,000
                                              -----------      ----------      ----------

     Total deferred assets                      2,382,000       1,742,000       2,873,000
     Less valuation allowance                  (2,205,000)     (1,587,000)     (2,726,000)
                                              -----------      ----------      ----------

         Net deferred tax assets                  177,000         155,000         147,000

     Deferred tax liability
       tax in excess of book depreciation        (177,000)       (155,000)       (147,000)
                                              -----------      ----------      ----------

                                              $        --              --              --
                                              ===========      ==========      ==========

     A reconciliation of the income tax benefit computed at the normal statutory Federal and State income tax rates with the Company's provision for unpaid taxes is as follows:

                                                        December 31             September 30
                                                   1999             1998            2000
                                                -----------      ----------      ----------
                                                                               (Unaudited)
     Statutory Federal income tax benefit        $  568,000         389,000         447,000
     State tax benefit                              167,000         114,000         131,000
     Permanent difference
        non deductible expense                         (900)         (1,600)           (600)
        deductible expense                            6,500           8,600           5,000

     Increase in valuation allowance               (740,600)       (510,000)       (582,400)
                                                -----------      ----------      ----------

              Income tax benefit                $        --              --              --
                                                ===========      ==========      ==========


18.  Restatement

     Preferred stock as of December 31, 1999 totaling $193,233 ($206,851 at September 30, 2000 unaudited) were erroneously included in stockholders' equity in previously issued statements. Additionally, an error was made resulting in the overstatement of assets held for sale for the nine months ended September 30, 2000 (unaudited) in the amount of $400,000. These errors did not impact the net loss for the year ended December 31, 1999, however, the effect on the nine months ended September 30, 2000 (unaudited) was an increase in net loss of $400,000 in total, and $.12 per share. The financial statements for the year ended December 31, 1999 and the nine months ended September 30, 2000 have been restated to correct these errors.



19.  Subsequent Events


     On February 24, 2000 the Company amended its Articles of Incorporation to increase the authorized shares of common stock to 25,000,000.

     In October of 2000, CDB Finance loaned the Company $194,000. The loan is repayable in five monthly installments of $4,000 with the final payment of $197,776, which includes interest due on April 23, 2001. The interest rate is 2% per month and the loan has been personally guaranteed by two officers of the Company, and is secured by 622,777 shares of Company stock owned by the two officers. Additionally, as part of the loan the Company will issue 22,000 shares to CDB Finance. The value of these shares of $99,000 based upon the fair market value of the stock will be recorded as additional interest expense over the loan period. The effective interest rate on this loan would approximate 61%.

PART  III

INDEX TO EXHIBITS.


Exhibit
Number                                Description
-------------------------------------------------------------------
2.1               Articles of Incorporation of Red Bell Brewing Co., filed
                  in the Commonwealth of Pennsylvania on June 29, 1993.

2.1.1             First Amendment of Articles of Incorporation of Red Bell
                  Brewing Co., filed in the Commonwealth of Pennsylvania on August 16, 1993.

2.1.2             Second Amendment of Articles of Incorporation of Red Bell
                  Brewing Co., filed in the Commonwealth of Pennsylvania on June 12, 1995.

2.1.3             Third Amendment of Articles of Incorporation of Red Bell
                  Brewing Co., filed in the Commonwealth of Pennsylvania on April 27, 1998.

 2.1.4            Fourth Amendment of Articles of Incorporation of Red Bell
                  Brewing Co., filed in the Commonwealth of Pennsylvania on March 3, 2000.

 2.2              Bylaws of Red Bell Brewing Co.

 4.1              Specimen Common Stock Certificate.

 4.2 $455,617.58 Amended, Restated and Consolidated Note of the Company in favor of First Union National Bank dated
                  January 21, 1999.

 4.3              $600,000.00 Master Demand Note from Red Bell Brewery Pub
                  Company in favor of Corestates Bank, N.A. dated August
                  20, 1996.

 4.4              Assignment and Security Agreement between Red Bell
                  Brewery Pub and Corestates Bank, N.A. dated August 20,
                  1996.

 4.5              Guaranty of Red Bell in favor of Corestates Bank, N.A.
                  dated August 20, 1996.

 4.6 $398,000.00 Note dated October 12, 1998 of the Company in favor of PIDC Local Development Corporation.

 4.7              Mortgage Subordination and Lien Priority Agreement dated
                  October 12, 1998.

 4.8              $522,000 Note of the Company in favor of PIDC Local
                  Development Corporation October 12, 1998.

 4.9 $500,000 Note from the Company to the Commonwealth of Pennsylvania dated January 29, 1998.

 4.10 Loan Agreement dated January 29, 1998 between the Company and Commonwealth of Pennsylvania.

 4.11             Installment Sale Agreement dated January 29, 1998 between
                  PIDC Financing Corporation and the Company.

 4.12             Assignment of Installment Sale Agreement dated January
                  26, 1998 between PIDC Financing Corporation, the Company and the Pennsylvania Industrial Development Authority.

 4.13             Registration Rights Agreement between Red Bell and CDB
                  Finance Corporation dated October 23, 2000.

4.14 Subscription Agreement between CDB Finance Corporation and Red Bell dated October 23, 2000.


10.1 Debenture Purchase Agreement dated August 12, 1996 by and between Red Bell and Red Bell Partners, L.P.

10.2              5% Convertible Subordinated Debenture dated August 12,
                  1996.

10.3              Employment Agreement dated August 12, 1996 between James
                  R. Bell and Red Bell.

10.4 Debenture Purchase Agreement dated September 27, 1996 by and between Red Bell and Villars II, L.P.

10.5              5% Convertible Subordinated Debenture dated September
                  27, 1996.

10.6              Agreement dated August 1, 1996 by and between ARAMARK
                  Leisure Services, Inc. and Red Bell Brewery & Pub Company.

10.7              Agreement of Lease dated November 20, 1998 by and between
                  Red Bell and Agostinelli Family Partnership.

10.7.1            First Amendment to Lease Agreement dated December 20,
                  1998 between Red Bell and Agostinelli Family Partnership.

10.8 Non-Qualified Stock Option Agreement dated May 16, 1995 between Red Bell and James R. Bell.

10.9 Incentive Stock Option Agreement dated May 16, 1995 between Red Bell and Francis J. Ciabattoni.

10.10             Production Agreement dated as of March 1, 1999 between Red
                  Bell and Matt Brewing Co., Inc.

21                Subsidiaries.

27                Financial Data Schedule.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            RED BELL BREWING COMPANY


Date: February 23, 2001                     By: /s/ James R. Bell
                                               ----------------------
                                                     James R. Bell,
                                                     Chairman